 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-293229
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated October 29, 2025
New IssueFebruary 5, 2026
SATELLOS BIOSCIENCE INC.
US$50,000,000
4,455,445 Common Shares and up to 495,049 Pre-Funded Warrants

Price: $10.10 per Common Share or $10.09999 per Pre-Funded Warrant

Satellos Bioscience Inc. (the “Company” or “Satellos” or “we” or “our”) is hereby qualifying the distribution of 4,455,445 common shares of the Company (the “Common Shares”) at a public offering price of $10.10 per Common Share (the “Common Share Offering Price” and such Common Shares, the “Offered Shares”) and 495,049 pre-funded common share purchase warrants of the Company (each, a “Pre-Funded Warrant”) at a public offering price of $10.09999 per Pre-Funded Warrant (the “Pre-Funded Warrant Offering Price”, and together with the Common Share Offering Price, the “Offering Price”) for aggregate gross proceeds of approximately $50,000,000 (the “Offering”). Each Pre-Funded Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share in the capital of the Company (each, a “Warrant Share”). The Pre-Funded Warrants will not expire until exercised in full. The Pre-Funded Warrants will have a nominal exercise price of Cdn$0.00001 per Warrant Share. The Pre-Funded Warrants may be exercised on a “net” or “cashless” basis.
The Offering is being made concurrently in Canada under the terms of this prospectus supplement (the “Prospectus Supplement”) and the accompanying base shelf prospectus dated October 29, 2025 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, collectively this “Prospectus”) and in the United States under the terms of our registration statement on Form F-10 (File No. 333-293229) (as amended, the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).
The distribution of the Offered Shares and Pre-Funded Warrants qualified by this Prospectus is referred to herein as the “Offering”. See “Description of Securities Being Distributed”.
The Offering is made on an underwritten basis pursuant to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”) entered into between Leerink Partners LLC (the “Lead Underwriter”), as representative of the several underwriters named on Schedule A thereto (collectively, the “Underwriters”) (collectively, the “Underwriters”) and the Company. The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriter. See “Plan of Distribution”.
The Company may be considered a “connected issuer” of Bloom Burton Securities Inc. under applicable Canadian securities laws. Bloom Burton Securities Inc. is an affiliate of Bloom Burton Development Company and Bloom Burton & Co. Inc., each of whom either beneficially owns or exercises control and direction over securities of the Company. In addition, Brian Bloom, a director of the Company, is also an officer and director of Bloom Burton Securities Inc. and, together with Jolyon Burton, exercises joint control and direction over all Bloom Burton entities. The Bloom Burton entities and Brian Bloom together, hold approximately 7.33% of the issued and outstanding common shares of Satellos and approximately 5.46% on a fully diluted basis. See “Relationship Between the Company and the Underwriter”.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MSCL”. On February 5, 2026, the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was Cdn$16.15. The Company has applied to list the Offered Shares and Warrant Shares on the TSX. Listing is subject to the approval of the TSX in accordance with applicable listing requirements. The Company has also applied to list the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MSLE”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements. The Company does not intend to apply to list the Pre-Funded Warrants on any securities exchange. There will be no market through which the Pre-Funded Warrants may be sold and purchasers may not be able to resell the Pre-Funded Warrants purchased in the Offering. This may affect the pricing of the Pre-Funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Pre-Funded Warrants and the extent of issuer regulation. See “Risk Factors”.
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and as such, has elected to comply with certain reduced U.S. public company reporting requirements for this Prospectus Supplement and its other filings with the SEC.
An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified in this Prospectus and the documents incorporated by reference herein should be carefully reviewed and evaluated by prospective investors before purchasing the securities being offered hereunder. See “Risk Factors” in this Prospectus and the documents incorporated by reference herein.
	Price to the Public	Underwriters’ Discounts and Commissions(1)	Net Proceeds to the Company (before expenses)(2)
Per Offered Share	$10.10000	$0.70700	$9.39300
Per Pre-Funded Warrant	$10.09999	$0.70700	$9.39299
Total	$49,999,984.45	$3,499,999.26	$46,499,985.19

Notes:
(1)
The Company has agreed to pay the Underwriters, on the Closing Date, discounts and commissions (the “Underwriters’ Commission”) equal to 7% of the aggregate gross proceeds raised on such Closing Date.

(2)
After deducting the Underwriters’ Commission, but before deducting expenses of the Offering (including listing fees) estimated to be approximately $750,000, which will be paid from the gross proceeds of the Offering.

(3)
The Company granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriters, at any time prior to 5:00 p.m. (Toronto time) on the date that is the 30th day following the date of this Prospectus Supplement, to purchase up to an additional 742,574 Common Shares (the “Additional Shares”) at the Common Share Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Commission and net proceeds to the Company (before deducting expenses of the Offering) will be $57.5 million, $4.0 million and $53.5 million, respectively. This Prospectus Supplement and the accompanying Base Shelf Prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such securities under this Prospectus Supplement and the accompanying Base Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Leerink PartnersGuggenheim SecuritiesOppenheimer & Co.
The date of this prospectus supplement is February 5, 2026.
The following table sets forth the maximum number of Additional Shares that may be issued by the Company pursuant to the Over-Allotment Option:
Underwriters’ Position	Maximum Number of Additional Shares	Exercise Period	Exercise Price
Over-Allotment Option	Additional Shares	At any time and from time to time up to 30 days following the date of this Prospectus Supplement	$10.10 per Additional Share

Unless the context otherwise requires, all references to “Offered Shares” in this Prospectus Supplement includes reference to Additional Shares that may be issued pursuant to the Over-Allotment Option.
The Underwriters, as principals, conditionally offer the Offered Shares and Pre-Funded Warrants, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to the Offering on behalf of the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to U.S. legal matters, and by Mintz LLP, with respect to Canadian legal matters, and on behalf of the Underwriters by Latham & Watkins LLP, with respect to U.S. legal matters, and by Stikeman Elliott LLP, with respect to Canadian legal matters.
Pursuant to the terms and conditions contained in the Underwriting Agreement, the Underwriters have agreed to purchase as principals, on an underwritten basis, the Offered Shares and/or Pre-Funded Warrants from the Company and the Company has agreed to issue and sell to the Underwriters all, but not less than all, of the Offered Shares and/or Pre-Funded Warrants. The Offering is being made concurrently in the United States and in each of the provinces of British Columbia, Alberta and Ontario. The Offered Shares and Pre-Funded Warrants will be offered in the United States through the Leerink Partners LLC, Guggenheim Securities, LLC and Oppenheimer & Co. Inc., either directly or indirectly, through their U.S. broker-dealer affiliates or agents. The Offered Shares and Pre-Funded Warrants will be offered in each of the provinces of British Columbia, Alberta and Ontario, through Bloom Burton Securities Inc., or through such other Canadian registered dealers as may be designated by the Underwriters. Leerink Partners LLC, Guggenheim Securities, LLC and Oppenheimer & Co. Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares and Pre-Funded Warrants into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or Pre-Funded Warrants in Canada. See “Plan of Distribution”.
Subscriptions for the Offered Shares and Pre-Funded Warrants will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about February 9, 2026 (or “T+1” based on Canadian and U.S. business days) or such other date as mutually agreed upon by the Underwriters and the Company (the “Closing Date”), but in any event not later than February 24, 2026. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealers who are DTC participants and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”. Certificates representing the Pre-Funded Warrants will be in definitive form and available for delivery to purchasers on the Closing Date. The Company expects that delivery of the Pre-Funded Warrants will be made against payment therefor on or about the Closing Date.
The Underwriters and members of the selling group (if any) may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or Nasdaq at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws. Such stabilizing transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Underwriters propose to offer the Offered Shares and Pre-Funded Warrants initially at the applicable Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares and Pre-Funded Warrants at the Offering Price, the Underwriters may offer the Offered Shares and Pre-Funded Warrants at prices lower than the Offering Price. Notwithstanding any reduction by the Underwriters in the Offering Price, any such reduction will not affect the net proceeds received by the Company. See “Plan of Distribution”.
An investment in the Offered Shares and/or Pre-Funded Warrants involves certain risks that are described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, including in the documents incorporated herein by reference and should be considered by any prospective purchaser of the Offered Shares and/or Pre-Funded Warrants.
The Company is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Base Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to financial statements of United States companies. The audit of such financial statements may be subject to Canadian generally accepted auditing standards. The Company may also be subject to auditor independence standards in Canada and the United States.
The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some or all of its officers and directors are residents of a country other than the United States, that some or all of the experts named in the Base Shelf Prospectus and this Prospectus Supplement are residents of a country other than the United States, and a substantial portion of the assets of the Company and said persons may be located outside of the United States. See “Enforceability of Civil Liabilities”.
THE OFFERED SHARES AND PRE-FUNDED WARRANTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE BASE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares or Pre-Funded Warrants on any date prior to the business day before delivery will be required, by virtue of the fact that the Offered Shares and Pre-Funded Warrants will settle on T+1 based on trading days for The Nasdaq Global Market, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade Offered Shares or Pre-Funded Warrants on any date prior to the business day before delivery should consult their own advisors.
Any investment in securities of the Company involves significant risks that should be carefully considered by prospective investors before purchasing the Offered Shares or Pre-Funded Warrants. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares or Pre-Funded Warrants. Prospective investors should carefully read the “Risk Factors” section in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, as well as the information under the heading “Special Note Regarding Forward-Looking Information” in this Prospectus Supplement and consider such notes and information in connection with an investment in the Offered Shares or Pre-Funded Warrants.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences that depend on each prospective investor’s specific circumstances. Such consequences may not be described fully in this Prospectus Supplement or the accompanying Base Shelf Prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Offered Shares or Pre-Funded Warrants. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Risk Factors”.
You should rely only on the information contained or incorporated by reference in this Prospectus. The Company and the Underwriters have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus and the documents incorporated by reference herein. Information contained on the website of the Company shall not be deemed to be a part of this Prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest under the Offering.
Prospective investors should be aware that the acquisition or disposition of the Offered Shares or Pre-Funded Warrants described herein may have tax consequences in Canada. This Prospectus may not describe these tax consequences fully. You should consult and rely on your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus.

Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada (the “Non-Resident Directors”). The Non-Resident Directors have appointed the following agent for service of process:
Name of the Non-Resident Director	Name and Address of Agent
Geoff MacKay	Satellos Bioscience Inc.
Stephanie Brown	Royal Bank Plaza, South Tower
Selwyn Ho	200 Bay St., Suite 2800
Adam Mostafa	Toronto, Ontario
Franklin M. Berger	M5J 2J3
Iris Loew-Friedrich
Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.
Unless otherwise noted, all currency amounts in this Prospectus Supplement are stated in U.S. dollars.
The Company’s head and registered office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J1 and its telephone number is (416) 708-0522.

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

NOTICE TO READER
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information about securities the Company may offer from time to time, some of which may not apply to the Offering. Both documents contain important information investors should consider when making an investment decision. This Prospectus Supplement may add, update or change information contained in the Base Shelf Prospectus. Before investing, purchasers of the Offered Shares or Pre-Funded Warrants pursuant to the Offering should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about the Company referred to in the section of this Prospectus Supplement titled “Documents Incorporated by Reference”. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Shelf Prospectus. See “Documents Incorporated by Reference”.
Purchasers of Offered Shares or Pre-Funded Warrants pursuant to the Offering should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference therein, you should rely on this Prospectus Supplement. The Company has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with additional or different information, such purchasers should not rely on it.
The Company and the Underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus, as well as information the Company has previously filed with the securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, except as required by applicable securities laws. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company, the Offered Shares and the Pre-Funded Warrants.
References in this Prospectus Supplement to “Satellos”, “we”, “us” or “our” refer to the Company and its direct and indirect wholly-owned subsidiaries, unless the context indicates otherwise.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All dollar amounts in this Prospectus Supplement are expressed in U.S. dollars unless otherwise indicated. References to “Cdn$” are to Canadian dollars.
The following table sets out, for the period indicated, certain exchange rates based upon the exchange rates published by the Bank of Canada during the respective periods. The rates are set out as Canadian dollars per US$1.00.
	Nine Months Ended September 30, 2025	12 Months Ended December 31, 2024	12 Months Ended December 31, 2023	12 Months Ended December 31, 2022
Closing	$1.3921	$1.4389	$1.3226	$1.3544
High	$1.4603	$1.4416	$1.3875	$1.3856
Low	$1.3558	$1.3316	$1.3128	$1.2451
Average	$1.3988	$1.3698	$1.3497	$1.3011

On February 5, 2026, the daily average exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada was US$1.00 = $1.3676.
SPECIAL NOTE REGARDING FORWARD-LOOKING AND OTHER STATEMENTS
This Prospectus Supplement and the Base Shelf Prospectus, and the documents incorporated herein by reference, contain certain forward-looking statements that relate to the Company’s current internal expectations, estimates, projections, assumptions, beliefs and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative or grammatical variations of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•
our proposed use of the net proceeds from this Offering;

•
the anticipated listing of the Offered Shares and Warrant Shares on the TSX and Nasdaq;

•
there is no established market for certain securities, and we do not know whether an active market will develop for Common Shares on The Nasdaq Global Market if the Common Shares are listed;

•
our belief that the Company will be successful in raising additional capital to continue as a going concern;

•
the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

•
our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

•
our belief that the Company has made, and will continue to make progress towards the achievement of certain milestones or objectives;

•
our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

•
our expectations regarding future enrollment into clinical trials and the timing of future enrollment into clinical trials for our product candidates;

•
the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

•
our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into clinical trials and the anticipated timelines surrounding such clinical trials;

•
our belief that we will not receive substantive comments on our Investigational New Drug (“IND”) or equivalent applications;

•
our expectations that the AAK1 protein within the Notch pathway (as further described herein) represents a viable drug target for the safe treatment of Duchenne muscular dystrophy (“Duchenne” or “DMD”) and other degenerative conditions;

•
our expectations that modulation of the AAK1 protein within the Notch pathway represents a drug development opportunity similar or superior to modulation of the EGFR signaling pathway;

•
our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247) and in showing that such potential inhibitors have desirable effects in relevant models of DMD and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

•
our expectations that our lead drug candidate SAT-3247 has the potential to be a safe and therapeutically beneficial modulator of AAK1 in humans living with DMD or other degenerative conditions;

•
our expectations that we will identify predictive biomarkers as discussed herein which will translate into or be useful in conducting human clinical trials;

•
our belief that the results of Satellos’ research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

•
discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

•
our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

•
our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

•
our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

•
our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

•
our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

•
our intention to identify and nominate one or more back-up drug candidates and the potential benefits of having such back-ups;

•
our plans to utilize and deploy MyoRegenXTM in our programs and our continued relationship with OHRI (as defined below);

•
our ability to develop the Company’s novel discoveries into viable therapeutic treatments suitable for clinical development, including, but not limited to, our ability to determine appropriate dosing regimens;

•
the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

•
our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

•
our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products and the benefits to be derived from such collaborative efforts;

•
our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;

•
our ability to generate and protect our intellectual property;

•
our ability to operate our business without infringing upon the intellectual property rights of others;

•
our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

•
our ability to establish suitable chemistry, manufacturing and controls and good manufacturing procedures protocols;

•
the manufacturing capacity of third-party manufacturers for our product candidates;

•
our expectations regarding federal, provincial and foreign regulatory requirements;

•
the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Australia, Europe, Serbia, Canada and other jurisdictions;

•
the rate and degree of market acceptance and clinical utility of our future products, if any;

•
existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

•
the implementation and execution of our commercial and operational strategy;

•
our ability to engage and retain the consultants or employees required to grow our business;

•
the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

•
developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

•
the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;

•
our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing; and

•
general business and economic conditions and the evolving regulatory landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including, but not limited to:
•
obtaining positive results from our research and development activities, including clinical trials;

•
our ability to obtain regulatory approvals;

•
assumptions regarding general business, market, economic and regulatory conditions;

•
assumptions regarding the cost and timing of each study;

•
the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

•
the Company’s ability to identify and advance suitable drug candidates;

•
assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

•
the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

•
our ability to continue to use existing licenses for the development of our product(s);

•
the availability (and sources) of financing on reasonable terms;

•
future expenditures to be incurred by the Company, including research and development and operating costs;

•
the Company’s ability to attract and retain skilled consultants and employees;

•
assumptions regarding market competition, market capture and pricing;

•
the products and technology offered by the Company’s competitors; and

•
the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors”. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:
•
risks related to the early stage of our products;

•
uncertainties related to preclinical product development activities and clinical trial outcomes;

•
uncertainties related to current economic conditions;

•
risks related to rapid technological change;

•
uncertainties related to forecasts and timing of clinical trials and regulatory approval;

•
competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

•
risks related to potential product liability claims;

•
availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

•
market acceptance and commercialization of products;

•
the availability, costs and supply of materials;

•
risks related to the effective management of our growth;

•
risks related to the reliance on partnerships and licensing agreements;

•
risks related to our reliance on key personnel;

•
risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

•
risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

•
our ability to secure and protect our intellectual property.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Although the forward-looking statements contained in this Prospectus are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.
The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments, or otherwise, except as required by law.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement.
MARKET AND INDUSTRY DATA
Certain independent third party and industry data contained (or incorporated by reference) in this Prospectus Supplement is based upon information from government or other independent industry or scientific publications and reports or based on estimates derived from such publications and reports.

Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but neither the Company nor its representatives, have conducted their own independent verification of such information. While the Company believes this information to be reliable, third-party information is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical or scientific survey. In addition, this third-party information has been prepared as of a specific date and therefore does not contemplate changes in facts and circumstances following such date. Neither the Company nor any of its representatives has independently verified any of the research, findings or data from independent third-party sources referred to in this Prospectus Supplement or ascertained the underlying assumptions relied upon by such sources. Unless specifically stated, none of the third-party information cited in this Prospectus Supplement is incorporated by reference herein. All third-party information source references are provided for the reader’s convenience only and do not form a part of this Prospectus Supplement.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.
Information has been incorporated by reference in the Base Shelf Prospectus and this Prospectus Supplement from documents filed with or delivered to securities commissions or similar authorities in each of the Provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference or a copy of the permanent information record may be obtained on request without charge from the Chief Financial Officer of the Company at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, ON M5J 2J3, Telephone (647) 660-1780 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), which can be accessed at www.sedarplus.ca.
As at the date hereof, the following documents of the Company, filed with or delivered to the securities commissions or similar authorities in each of the Provinces of British Columbia, Alberta and Ontario, and filed as exhibits to the Registration Statement, of which the Base Shelf Prospectus and this Prospectus Supplement form a part, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:
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the annual information form of the Company for the year ended December 31, 2024, dated March 26, 2025 (the “AIF”);

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the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023 and notes thereto, and the auditor’s report as at and for the year ended December 31, 2024;

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the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022 and notes thereto, and the predecessor auditor’s report thereon;

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the management’s discussion and analysis of the Company for the years ended December 31, 2024 and 2023, dated March 26, 2025;

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the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2025, and September 30, 2024, together with the notes thereto (the “Interim Financial Statements”);

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the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2025, and September 30, 2024;

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the management information circular of the Company dated May 12, 2025 relating to the annual and special meeting of the shareholders of the Company held on June 18, 2025;

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the material change report dated November 18, 2025 in respect of the appointment of Mark Nawacki to the board of directors of the Company; and

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the material change report dated January 30, 2026 in respect of the appointment of Antoinette Paone as Chief Development Officer and Head of Regulatory Affairs and the 12:1 share consolidation.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of Offered Shares or Pre-Funded Warrants hereunder shall be deemed to be incorporated by reference into this Prospectus Supplement.
To the extent that any document or information incorporated by reference into this Prospectus Supplement as described above is included in any report furnished to the SEC by the Company on Form 6-K (to the extent such incorporation by reference is expressly set forth therein), it shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any document or information included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Exchange Act, after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Base Shelf Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of the Base Shelf Prospectus or this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of the Base Shelf Prospectus and this Prospectus Supplement.
Upon a new annual information form and the related annual consolidated financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus and any previous annual information form, including all amendments thereto, the previous annual consolidated financial statements and all interim unaudited consolidated financial statements (including any management’s discussion and analysis related thereto), material change reports and information circulars filed prior to the commencement of the fiscal year in which the new annual information form is filed, shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of the Offered Shares or Pre-Funded Warrants hereunder.
References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and/or the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus and the Company disclaims any such incorporation by reference, except as specifically set forth herein.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC and form part of the Registration Statement and the exhibits thereto: (1) the documents listed under “Documents Incorporated by Reference”; (2) the powers of attorney from our directors and officers, as applicable; (3) the consents of Mintz LLP, PricewaterhouseCoopers LLP and MNP LLP; (4) the Underwriting Agreement; and (5) the other documents filed as part of the Registration Statement as described in the Base Shelf Prospectus. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.
AVAILABLE INFORMATION
The Company has filed the Registration Statement with the SEC with respect to the Offered Shares and Pre-Funded Warrants offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.
The Company is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Company is also subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the insider reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Effective March 18, 2026, the Company’s officers and directors will no longer be exempt from the insider reporting provisions of Section 16. In addition, the Company is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS Accounting Standards rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.
The SEC maintains an internet site at www.sec.gov that makes available reports and other information that the Company files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on SEDAR+ at www.sedarplus.ca. The Company’s internet site can be found at www.satellos.com/. Information contained or otherwise accessed through the Company’s website or any other website, other than those documents incorporated by reference herein and filed on the SEDAR+ website and EDGAR, does not form part of the Base Shelf Prospectus or this Prospectus Supplement, and any reference to the Company’s website in the Base Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

THE COMPANY
The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business that should be considered before investing in the Offered Shares or Pre-Funded Warrants. This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Offered Shares or Pre-Funded Warrants. This Prospectus Supplement may add to, update or change information in the Base Shelf Prospectus. You should carefully read this entire Prospectus Supplement and the Base Shelf Prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors”, and the information incorporated by reference in this Prospectus Supplement, including the Company’s consolidated financial statements, before making an investment decision.
Summary Description of the Business
Satellos Bioscience Inc. was incorporated under the Canada Business Corporations Act (the “CBCA”) on July 27, 2012 (“Pre-Arrangement Satellos”). iCo Therapeutics Inc. (“iCo”) was incorporated under the Business Corporations Act (British Columbia) on April 20, 2006 and completed a reverse take-over transaction by way of statutory arrangement onto the TSX Venture Exchange.
On August 13, 2021, Pre-Arrangement Satellos and iCo completed a plan of arrangement (the “Arrangement”) under section 192 of the CBCA, pursuant to which, among other things, iCo acquired all of the issued and outstanding shares of Pre-Arrangement Satellos. In connection with the Arrangement, iCo (now, Satellos): (a) was continued under the CBCA; (b) amalgamated with Satellos to form the Company as it now exists, which continues to carry on the pre-Arrangement business of Pre-Arrangement Satellos and iCo; and (c) consolidated its outstanding Common Shares on a 20:1 basis.
As announced on February 14, 2024, the Company commenced trading on the TSX on February 15, 2024 under the symbol “MSCL”, and was delisted from the TSX Venture Exchange effective as of the close of the market on February 14, 2024.
On January 27, 2026, the Company filed articles of amendment to effect a consolidation of its issued and outstanding Common Shares on a 12:1 basis effective January 30, 2026 (the “Consolidation”).
The Company has two wholly owned subsidiaries, Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (an entity incorporated under the laws of Delaware, USA).
The Company’s head office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3, and the Company’s registered and records office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3.
Satellos is a clinical-stage drug development company dedicated to developing life-improving medicines to treat degenerative muscle diseases. Satellos has invented SAT-3247 as a first-of-its-kind, orally administered small molecule drug designed to restore skeletal muscle regeneration initially in Duchenne muscular dystrophy (“DMD”). Satellos has generated evidence in preclinical models of DMD to support its hypothesis that correcting muscle stem cell polarity through treatment with SAT-3247 has the potential to restore skeletal muscle regeneration, thereby enhancing repair and increasing muscle strength. SAT-3247 is the Company’s lead drug candidate. SAT-3247 is currently in clinical development in two clinical trials: CL-201, known as BASECAMP, and LT-001, known as TRAILHEAD. Additionally, Satellos continues to leverage its research and proprietary discovery platform MyoReGenX™, to identify additional degenerative muscle diseases where deficits in muscle regeneration may occur that are amenable to therapeutic intervention for future development.
Intellectual Property
Intellectual property, including patents, trade secrets, trademarks and copyrights, is important to our business. Our commercial success depends in part on our ability to obtain and maintain proprietary intellectual property protection for our current product candidate, SAT-3247, as well as for future product candidates and novel discoveries, product development technologies, and know-how. Our commercial success also depends in part on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to maintain our proprietary position by, among other means, filing United States and foreign patent application to obtain issued patents that cover our product candidates, technology, inventions, and improvements that are important to the development and implementation of our business. We also license from third parties certain patent rights and proprietary know-how that we believe to be necessary or useful to our business. Additionally, we protect our proprietary know-how that may not be patentable, and other confidential information, by maintaining and implementing appropriate policies and procedures for ensuring secrecy and confidentiality.
Our patent portfolio is built with a goal of establishing broad protection that generally includes claims directed to the composition of matter of our product candidates, pharmaceutical compositions or formulations, salts and solid forms of our product candidates, methods of synthesis, and methods of treatment using our product candidates. We are currently seeking and maintaining patent protection in the United States and key foreign jurisdictions, or intend to seek and maintain patent protection in key foreign jurisdictions, where we intend to market our product candidates, and plan to do so with respect to any of our future product candidates. Our patent portfolio includes a combination of patents and pending patent applications solely owned by us and patents and pending patent applications licensed from the Ottawa Hospital Research Institute (“OHRI”).
As of February 2, 2026, our owned and exclusively licensed patent estate contains 11 patent families comprising 3 issued U.S. patents, 18 issued patents in Canada, France, Germany, Italy, Japan, Spain, Switzerland, and the United Kingdom, 8 pending U.S. non-provisional patent applications, and 7 pending patent applications in various jurisdictions outside of the U.S., as further described below.
With regard to SAT-3247, we own 3 pending U.S. non-provisional patent applications, 1 pending PCT international application, and 1 pending patent application in Taiwan relating to SAT-3247 composition of matter, which if issued are expected to expire in 2044. We also own 1 pending U.S. non-provisional patent application, 1 pending PCT international application, and 1 pending patent application in Taiwan relating to salts and solid forms of SAT-3247, which, if issued, are expected to expire in 2045. We further own 2 patent families directed to methods of treating muscular dystrophy with SAT-3247, with 1 pending U.S. non-provisional patent application, 1 pending PCT international application, and 5 pending U.S. provisional applications, which, if issued, are expected to expire between 2045 and 2046. The foregoing expiration dates do not account for potentially available patent term adjustments or extensions and terminal disclaimers, and assume payment of all appropriate maintenance, renewal, and annuity fees.
Further, we have and will continue to pursue trademark protection for our company SATELLOS and other brands. As of February 2, 2026, we own 55 registered trademarks in foreign jurisdictions and 6 pending trademark applications in the United States and foreign jurisdictions.
Board of Directors and Committee Composition
Board of Directors
The following table sets forth the names and positions of our board of directors as of February 1, 2025:
Name	Position
Geoff MacKay	Non-Executive Director and Chairman
Franklin Berger, CFA	Non-Executive Director
Brian Bloom	Non-Executive Director
Stephanie Brown, MBA	Non-Executive Director
Iris Loew-Friedrich, M.D., Ph.D.	Non-Executive Director
Selwyn Ho, MBBS	Non-Executive Director
Frank Gleeson, MBA	President, Chief Executive Officer, and Director
Adam Mostafa	Non-Executive Director
Mark Nawacki, MBA CPA	Non-Executive Director

Audit Committee
The members of our audit committee are three of our non-executive directors, Adam Mostafa, Selwyn Ho, MBBS, and Stephanie Brown, MBA. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the U.S. Exchange Act. Mr. Mostafa serves as chair of the audit committee and is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act (2002).
Compensation Committee
The members of the compensation committee are three of our non-executive directors, Geoff MacKay, Stephanie Brown, MBA, and Adam Mostafa. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the U.S. Exchange Act. Mr. MacKay serves as chair of the compensation committee.
Nominating and Corporate Governance Committee
The members of the nominating and corporate governance committee are Franklin Berger, CFA, Iris Loew-Friedrich, M.D., Ph.D., and Selwyn Ho, MBBS. Mr. Berger serves as chair of the nominating and corporate governance committee.
Nasdaq Corporate Governance Exemptions
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow certain Canadian corporate governance practices in lieu of the Nasdaq requirements applicable to domestic issuers. Although we expect to voluntarily comply with most Nasdaq corporate governance rules, we intend to rely on the following exemptions available to foreign private issuers:
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Exemption from Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

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Exemption from Nasdaq Rule 5605(d)(1) regarding certain requirements enumerated in the compensation committee charter. Such requirements are not required under the laws of Canada; however, we do maintain a compensation committee charter that complies with the laws of Canada.

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Exemption from Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the laws of Canada. Our organizational documents provide alternative quorum requirements that are generally applicable to meetings of shareholders.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act (2002), the rules adopted by the SEC, and the Nasdaq corporate governance rules and listing standards.
Recent Developments
Except as set out below, there have been no material developments in the business of the Company since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein and therein.
On October 10, 2025, at the 30th Annual Congress of the World Muscle Society in Vienna, Austria, the Company announced new clinical trial data from the Company’s Phase 1b clinical trial of SAT-3247 in adults (aged 20-27 years) with DMD further demonstrating potential tolerability and providing a preliminary indication of potential for therapeutic efficacy of SAT-3247 following treatment over a period of 28 days.
Individuals treated with SAT-3247 over a 28-day period demonstrated an increase in grip strength far greater than seen in the Duchenne natural history in this age group. Specifically, a 118.6% mean improvement in maximum grip strength was observed in the dominant hand and 97.9% mean improvement in the non-dominant hand, representing an approximate doubling of grip strength from ~2 kg to ~4 kg. These improvements are inconsistent with published natural history and were correlated with higher drug concentrations on Day 15 and higher baseline creatinine (a surrogate for increased muscle mass), which we believe indicates our drug is having the desired impact on muscle. The increases in grip strength seen in 3 of the 5 patients after 28 days appear to be moving into “white space”, strength measures not seen in the natural history for patients in this age demographic. Improvements of this nature (if sustained) may provide an opportunity for early approval consideration of SAT-3247.
Furthermore, participants exhibited a 5.8% mean improvement of predicted forced vital capacity; such an increase is also inconsistent with natural history with declines about 5% annually among adults with Duchenne. All other measures remained stable over the study period. No drug-related adverse events of moderate severity or higher were observed in either study, and no dose-limiting toxicities occurred.
Data presented at the meeting also demonstrated that SAT-3247 was safe and well-tolerated with a desirable pharmacokinetic (PK) profile across the Phase 1a portion of the study conducted in 72 healthy adult human volunteers.
On October 21, 2025, the Company announced that the first patient had been dosed in the Company’s open-label, long-term follow-up study (LT-001 or TRAILHEAD) involving 11 additional months of SAT-3247 treatment of adult DMD patients previously treated in the Phase 1b study noted above.
On November 14, 2025, the Company announced that it had appointed Mark Nawacki, co-founder, president and former CEO of Searchlight Pharma, to its board of directors.
On December 9, 2025, the Company announced that it received IND clearance by the United States Food and Drug Administration (“FDA”), as well as other global regulatory agencies, to conduct SAT-3247-CL-201 (aka BASECAMP), a three-month, randomized, double-blind, placebo-controlled, proof-of-concept, Phase 2 study of SAT-3247 in 51 ambulatory children with DMD. In addition to the FDA clearance, the United Kingdom’s Medicine and Healthcare products Regulatory Agency granted authorization of the Company’s Clinical Trial Application (“CTA”); Australia’s Human Research Ethics Committee accepted the Therapeutic Goods Administration’s Clinical Trial Notification scheme for regulatory authorization; and the Medicines and Medical Devices Agency of Serbia approved the CTA. On December 12, 2025, the CTA was approved in Canada and on January 22, 2026, the CTA was approved by the European Union. The Company is currently cleared to proceed with 60mg and 120mg doses of SAT-3247 in the UK, Australia, Serbia and the European Union. The FDA and Health Canada cleared the Company to proceed with the 60mg dose but require the Company to provide additional pharmacokinetic data in pediatric patients before being cleared to proceed with the 120mg dose.
The Company anticipates providing an update in the first quarter of 2026 from the BASECAMP study related to the numbers of trial sites that have been initiated and the number of patients enrolled. In the second, third and fourth quarters the Company currently anticipates providing further updates on patient enrollment with potential completion of enrollment by the end of the third quarter of 2026. As progress allows and the Company believes is warranted, interim data readouts may be provided prior to the completion of enrollment on a blinded, masked basis.
The ongoing TRAILHEAD study has enrolled 4 patients returning from the previous Phase 1b study and is currently enrolling up to 6 additional adults for a total of up to 10 patients in Australia. The TRAILHEAD study will assess the long-term safety, tolerability and potential efficacy of a 60 mg dose of SAT-3247 with a weekday regimen in a 12-month, open-label study (n.b., the returning patients would only be dosed for a further 11 months). The Company intends to apply for regulatory approval to initiate the TRAILHEAD study in the United States and enroll up to an additional 20 participants. It is anticipated that the Company will provide updates on grip strength, FVC and biomarkers each quarter throughout 2026. In addition, the Company anticipates providing MRI results from the study in the second and fourth quarters of 2026.
On January 28, 2026, the Company announced that it had completed a consolidation of its outstanding common shares (the “Common Shares”) on the basis of one post-consolidation Common Share for every 12 pre-consolidation Common Shares. The Consolidation took effect at market open on the TSX on January 30, 2026.

On January 29, 2026, the Company announced the appointment of Antoinette Paone as Chief Development Officer and Head of Regulatory Affairs. Ms. Paone brings extensive experience leading regulatory strategy from clinical development through approval, including her work on Kalydeco and Orkambi at Vertex Pharmaceuticals (Nasdaq: VRTX). She joins Satellos from Generation Bio (Nasdaq: GBIO), where she most recently served as Chief Operating Officer
Upon successful completion of the Offering the Company intends to initiate a Phase 2 clinical trial in Facioscapulohumeral muscular dystrophy (“FSHD”). The planned objectives and endpoints of the study would include safety, drug concentration, fluid-based biomarkers and efficacy. The Company anticipates that the study would enroll approximately 50 adult participants with FSHD in a three-month placebo-controlled study with a nine month long term extension. The Company currently anticipates filing the necessary regulatory documents to initiate a Phase 2 clinical trial in the United States and Canada in the second quarter of 2026.

RISK FACTORS
An investment in the Offered Shares or Pre-Funded Warrants is subject to a number of risks, including those set forth in the AIF, and in the management’s discussion and analysis for the Company’s most recently completed financial year and in the Base Shelf Prospectus under “Risk Factors”. The occurrence of any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In these circumstances, the market price of the Common Shares could decline, and you may lose all or part of your investment. These risks are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. This Prospectus Supplement also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See “Special Note Regarding Forward-Looking Information”. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Offered Shares or Pre-Funded Warrants:
Risk Factors Relating to the Business of the Company
Investing in the Company’s securities is speculative and involves a high degree of risk
You should carefully consider the risks set out below and under the heading “Risk Factors” in the AIF, and the other documents incorporated by reference in this Prospectus that summarize the risks that may materially affect the Company’s business before making an investment in the Company’s securities. Please see “Documents Incorporated by Reference”. If any of these risks occur, the Company’s business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of the securities could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks the Company faces. You should also refer to the other information set forth in this Prospectus as well as those incorporated by reference herein and therein, including financial statements and the related notes.
The Company has a history of negative operating cash flow
The Company had negative operating cash flow for the financial year ended December 31, 2024 and the nine months ended September 30, 2025. The Company anticipates that it will have negative operating cash flow for the foreseeable future and that it will need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to the Company.
Risk Factors Related to the Offering and the Offered Shares and Pre-Funded Warrants
There can be no assurance that the Offering will be completed
The completion of the Offering is subject to the completion of definitive binding documentation and satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.
There will be no market for the Pre-Funded Warrants
The Company has not applied and does not intend to apply to list the Pre-Funded Warrants on any securities exchange. There will be no market through which the Pre-Funded Warrants may be sold and purchasers may not be able to resell the Pre-Funded Warrants purchased in the Offering. This may affect the pricing of the Pre-Funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Pre-Funded Warrants, and the extent of issuer regulation. The Pre-Funded Warrant Offering Price was determined by negotiation between the Company and the Lead Underwriter.

Holders of Pre-Funded Warrants have no rights as a shareholder, except as provided in the Pre-Funded Warrants
Until a holder of Pre-Funded Warrants acquires Common Shares upon exercise of Pre-Funded Warrants, such holder of Pre-Funded Warrants will have no rights with respect to the Common Shares underlying such Pre-Funded Warrants except as provided in the Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.
Management has indicated its plan for the use of proceeds of the Offering in this Prospectus Supplement, but will ultimately exercise its discretion respecting how such funds are put to use
The Company currently intends to allocate the net proceeds received from the Offering as described in this Prospectus Supplement, however, management will have discretion in the actual application of the net proceeds, and may elect to allocate the net proceeds differently from that described under “Use of Proceeds” if it believes it would be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Company chooses to allocate and spend the net proceeds of the Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business. Additionally, the Company may not be successful in implementing the Company’s business strategies and the Company may need to reallocate the net proceeds of the Offering to other purposes, including potentially to working capital.
There is no guarantee of any positive return on securities of the Company
There is no guarantee that Offered Shares or Warrant Shares will earn any positive return in the short-term or long-term. A holding of securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
Enforcement of judgments against foreign persons may not be possible
Canadian investors should be aware that each of the Non-Resident Directors resides outside of Canada; as a result, it may not be possible for purchasers of the Offered Shares and/or Pre-Funded Warrants to effect service of process within Canada upon the Non-Resident Directors. All or a substantial portion of the assets of each of the Non-Resident Directors are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Non-Resident Directors in Canada or to enforce a judgment obtained in Canadian courts against the Non-Resident Directors outside of Canada.
The price of the Common Shares in public markets may experience significant fluctuations
The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including but not limited to: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company; (iv) addition or departure of the Company’s executive officers and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on Common Shares; (vi) sales or perceived sales of Common Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.
If the market price of our Common Shares drops significantly, holders of our Common Shares could institute securities litigation, including class action lawsuits, against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. In addition, the market price for securities in the stock markets, including the TSX and Nasdaq, have experienced significant price and trading fluctuations, interest rate changes, inflation, recession concerns, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and that may in the future lead to market-wide liquidity problems, and other factors. These fluctuations resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. Accordingly, broad market fluctuations may adversely affect the market prices of our Common Shares.
Subsequent offerings will result in additional dilution
The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders. The Company’s board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, the Company’s shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares. Additionally, holders of stock options and warrants exercisable for Common Shares may elect to exercise their stock options or warrants into Common Shares. Such exercises could further dilute your investment.
We cannot assure you that an active market will develop for our Common Shares on Nasdaq, which may make it difficult for investors to sell their Common Shares
Our Common Shares are listed on the TSX under the symbol “MSCL”, and were approved for listing on Nasdaq on February 5, 2026, under the symbol “MSLE”. Prior to this listing, there had been no prior public trading market for the Common Shares on Nasdaq. We cannot assure you that our listing of the Common Shares on Nasdaq will be maintained, or that an active trading market for the Common Shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell the Common Shares when desired or the prices that you may obtain for your shares. Listing of our Common Shares on Nasdaq in addition to the TSX may increase price volatility on the TSX and also result in volatility of the trading price on Nasdaq because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.
U.S. investors may not be able to obtain enforcement of civil liabilities against us
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the CBCA, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. We do not file all of the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements may differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings, as well as certain Nasdaq shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
Following the completion of this offering, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company
We may be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in which case U.S. holders would be subject to a special, generally adverse tax regime. Generally, for any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the value of our assets (as determined under applicable U.S. Treasury Regulations, which may be determined in part by the market value of our shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We will be treated as owning the proportionate share of the assets and earning the proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). Based on our gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025. Furthermore, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2026 or for any future taxable year.
If we are a PFIC for any year, U.S. holders of our shares may suffer adverse tax consequences. If we are a PFIC in any year with respect to which a U.S. holder owns our shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our shares, whether or not we remain a PFIC unless such U.S. holder makes a qualified electing fund or mark-to-market election. Gains realized by non-corporate U.S. holders on the sale of our shares would be taxed as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would be lost. Interest charges would also be added to taxes on gains and dividends realized by all U.S. holders. U.S. holders should consult their own tax advisors with respect to their particular circumstances. In order to make either a qualified electing fund or mark-to-market election certain requirements must be met. We cannot provide any assurances that these requirements will be met in order for U.S. holders to be able to make a qualified electing fund or mark-to-market election. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our Common Shares.
The PFIC rules, including the rules governing any elections that may potentially be made by a U.S. Holder, are extremely complex. Each U.S. holder should consult its own tax advisor regarding our potential PFIC status and how the PFIC rules (including elections that may be available thereunder) would affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares.
If a U.S. holder is treated as owning at least 10% of our Common Shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our Common Shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-U.S. corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) is owned (directly, indirectly or constructively) by U.S. shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by U.S. shareholders. In addition, since our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. If we or any of our non-U.S. subsidiaries are treated as controlled foreign corporations, a U.S. shareholder would be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporation, regardless of whether we make any distributions, and generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder of a U.S. corporation. In addition, failure to comply with certain reporting obligations may subject a U.S. shareholder to monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our Common Shares.
We are an emerging growth company and intend to rely on and take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors
We are an “emerging growth company” as defined in the JOBS Act and Section 3(a) of the U.S. Exchange Act, and we will continue to qualify as an emerging growth company until the earliest to occur of:

(a) the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of our company following the fifth anniversary of the date of the first sale of common equity securities of our company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. We will qualify as a “large accelerated filer” under the rules of the SEC (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates will be $700,000,000 or more. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (2002), as amended. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.
Risks Related to Our Intellectual Property
We rely on patents and other intellectual property rights to protect our product candidates, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, including SAT-3247, any future therapeutic candidates, any methods used to manufacture the underlying drug substances, and the methods for treating patients using those substances, or on licensing in such rights. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our product candidates and any future therapeutic candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and intellectual property position. Any failure to protect our trade secrets and know-how could adversely affect our operations and prospects.
We cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office (“USPTO”), and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing treatments. As such, we do not know the degree of future protection that we will have on our proprietary treatments.
The patent prosecution process is expensive, complex and time-consuming, and we and our current or future third party partners, licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that for any licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.
Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued that protect our treatments, in whole or in part, or that effectively prevent others from commercializing competitive technologies and treatments.
Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaboration partners. If our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.
The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our product candidates and any future therapeutic candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated.
We may be forced to litigate to enforce or defend our intellectual property rights
We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our know-how against unauthorized use, but we may not be able to detect or prevent, alone or with our licensors, infringement, misappropriation or other violation of our intellectual property rights. In so doing, we may place our intellectual property at risk of being invalidated, rendered unenforceable or limited or narrowed in scope such that we may no longer be able to adequately prevent the manufacture, sale or import of competitive product. In an infringement proceeding, a court may decide that a patent we own or a patent we may license in the future is invalid or unenforceable or may refuse to stop the other party from using the invention at issue. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Further, an adverse result in any litigation or other proceedings before government agencies such as the USPTO, may place pending applications at risk of non-issuance or limitations in scope. Further, derivation proceedings, ex parte reexamination, inter partes review, post grant review and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge the inventorship, ownership, claim scope or validity of our patents. Additionally, because of the substantial amount of discovery typically required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information or know-how could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of the company. Such litigation or proceedings could substantially increase our operating losses, reduce the resources available for development activities or any future sales, marketing or distribution activities and distract our personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts
Our commercial success depends in part on our ability and the ability of any of our future partners to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing on the intellectual proprietary rights of third parties. There is a substantial amount of litigation and patent office proceedings, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, oppositions, ex parte reexaminations, post-grant review, inter partes review and interference proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product candidates.
Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods for treatment relating to our product candidates, their manufacture or use. Because patent applications can take many years to issue, there may be pending patent applications which may later result in issued patents that our product candidates may be alleged to infringe. In addition, third parties may obtain patents in the future and then claim that our technologies infringe upon these patents. We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we or our licensors have identified or will identify each and every third party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Alternatively, we may incorrectly determine that the Hatch-Waxman Amendments are a defense for a safe harbor to infringement of a patent we consider relevant to the research or clinical development of our product candidates. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products and product candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.
In such cases, we may not be in a position to develop or commercialize such product candidates unless we successfully pursue litigation to invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product candidates or the manufacture or use of the underlying therapeutic substances do not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. The same applies to other jurisdictions. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against us such that such third party’s patent is found to be valid and enforceable and infringed by our product candidates, unless we obtain a license to such patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to commercialize our product candidates.
If we are unsuccessful defending a claim of infringement and obtaining a license, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that were held to be infringing. If possible, we might be forced to redesign our product candidates so that we no longer infringe the intellectual property rights of third parties. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners and it could require us to make significant licensing and royalty payments. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
Our rights to develop and commercialize our product candidates are, and in the future, may be subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, or these agreements are terminated, or we otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business
We are dependent on patent rights, know-how and proprietary technology licensed from third parties, including through a license agreement with the Ottawa Hospital Research Institute. We may also enter into additional license agreements with third parties in the future. Our current and future license agreements may impose diligence, development and commercialization timelines, milestone payments, royalties, indemnification, insurance or other obligations on us. If we fail to comply with our obligations to our licensors or collaborators, our counterparties may have the right to terminate these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology that are necessary for our business.
Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. We may have limited control over our licensors’ activities or use or licensing of any other intellectual property that may be related to our in-licensed intellectual property. Our licensors may not successfully prosecute the patent applications we license. Even if patents issue from these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. If any of our licensors or licensees having rights to file, prosecute, maintain and defend our patent rights fail to conduct these activities for patents or patent applications covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors or other third parties from making, using or selling competing products. In addition, we may sublicense certain of our rights under various third-party licenses to our strategic collaborators. Any impairment of these sublicensed rights could result in reduced revenues under our strategic collaboration agreements or result in termination of an agreement by one or more of our strategic collaborators. In addition, intellectual property rights that we may in-license in the future may be sublicensed under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.
We cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with our licensors, such licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of such patents and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of our licensors or, in some cases, other necessary parties, such as any co-owners of patents or other intellectual property from which we have not yet obtained a license. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, even when we have the right to control patent prosecution of licensed patents and patent applications, enforcement of licensed patents, or defense of claims asserting the invalidity of those patents, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to or after assuming control.
Our current or future license agreements may not provide exclusive or sufficient rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates in the future. Some licenses granted to us may be subject to certain preexisting rights held by the licensors or certain third parties. As a result, we may not be able to prevent third parties from developing and commercializing competitive products in certain territories or fields.
In the event that our third party licensors determine that, in spite of our efforts, we have materially breached a license agreement or have failed to meet certain obligations thereunder, it may elect to terminate the license agreement or, in some cases, one or more license(s) under the applicable license agreement. Such termination could result in us losing the ability to develop and commercialize product candidates and technology covered by the licensed intellectual property. In the event of such termination of a third-party in-license, or if the underlying patent rights under a third-party in-license fail to provide the intended exclusivity, third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease the development and commercialization of our product candidates. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including: the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; our right to sublicense patent and other rights to third parties under collaborative development relationships; our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our strategic collaborators.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.
Any of our future collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products
We may seek to collaborate on the development or commercialization of our product candidates. Any of our future collaborations may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:
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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

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collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

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we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability or business risk;

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collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products or products; and

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collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property
We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse impact on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act of 1980
If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act of 1980 (the “Bayh Dole Act”). To the extent any of our current and future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh Dole Act may similarly apply. Any exercise by the government of certain of its rights could harm our competitive position, business, financial condition, results of operations and growth prospects.
U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for governmental purposes. In addition, the U.S. government would have the right to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, which we refer to as march-in rights. The U.S. government would also have the right to take title to these inventions if we fail, or the applicable licensor fails, to disclose the invention to the government, elect title and file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid to the USPTO and various non-U.S. patent agencies in several stages over the lifetime of the patents or applications. The USPTO and non-U.S. patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse impact on our business.
In addition, public health pandemics, geopolitical instability, natural disasters, or similar events may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our product candidates. There could also be delays at the USPTO caused by staffing cuts and other U.S. government actions as a result of the U.S. Department of Government Efficiency or other executive actions to reduce the size of the U.S. government.
The USPTO and various non-U.S. government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also be dependent on our licensors to take the necessary actions to comply with these requirements with respect to our licensed intellectual property.
If we do not obtain sufficient patent term for our product candidates, our business may be materially harmed
Patents have a limited term. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from the earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and also depends upon many factors, including the type of patent, the scope of coverage, the availability of regulatory related extensions, the availability of extensions for patent office delays during the examination process, the availability of legal remedies in a particular country and the validity and enforceability of the patent, and whether a portion of the patent term has been terminally disclaimed based on other patents. Various extensions including patent term extension and patent term adjustment may be available, but the lives of such extensions, and the protections they afford, are limited in the United States. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from generics or biosimilars.
Depending upon the timing, duration and specifics of FDA regulatory approval of our product candidates, one or more patents issued from U.S. patent applications that we or a future licensor files may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A maximum of one patent may be extended per FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates.
Despite the possibility of an extension, we may not be granted an extension in the United States or another jurisdiction because of, for example, failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time or the scope of patent protection afforded could be less than we request.
If we are unable to obtain patent term extension or restoration, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing drugs following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and growth prospects.
We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world
Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies and innovations in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States or Europe. These products may compete with our product candidates, and our and our licensors’ future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. Furthermore, the requirements for patentability differ in certain jurisdictions and countries. Some countries do not grant claims directed to methods of treatment or have additional restrictions on the scope of method of treatment claims compared to the United States. Accordingly, depending on the country, the scope of patent protection may vary for the same product candidate.
While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain protection efforts in all such markets. Additionally, the prosecution of patent applications in other jurisdictions is often a longer process and patents may be granted at a later date than in the United States, potentially delaying our ability to assert such patents against competitors. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition in those jurisdictions.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement of any patents we obtain or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.
In Europe, a new unitary patent system took effect on June 1, 2023, which may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, applicants can, upon grant of a European patent, opt for that patent to become a unitary patent which will be subject to the jurisdiction of a new unitary patent court (“UPC”). During the first seven years of the UPC’s existence, patents granted before the implementation of the new system can be opted out of UPC jurisdiction, and validated as national patents in any one or more of the UPC countries. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. Patents that are under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries who are signatories to the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Further, because the UPC is a new court system and there is no precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market. In addition to changes in patents laws, geopolitical dynamics, such as Russia’s incursion into Ukraine, may also impact our ability to obtain and enforce patents in particular jurisdictions, such as the enforcement of patent rights in Russia. If we are unable to obtain and enforce patents as needed in particular markets, our ability to exclude competitors in those markets may be reduced.
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and in other major jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent rulings from the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we or our licensors might obtain in the future. We cannot predict how future decisions by the federal courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.
For our U.S. patent applications, which contain claims entitled to priority date after March 16, 2013, there is a greater level of uncertainty due to the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on September 16, 2011. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These included provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. The USPTO has promulgated regulations and developed procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not come into effect until March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. This requires us to be cognizant of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either: (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.
Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. These new post grant challenges include post grant review and inter partes review proceedings before the Patent Trial and Appeal Board at the USPTO. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. However, recent changes at the USPTO have resulted in many fewer inter partes review proceedings being instituted, and the USPTO has proposed modifications to the rules of practice for implementing inter partes review proceedings. The proposed modifications, if adopted, could impact the ability of third parties, including us, to challenge the validity of granted U.S. patents before the USPTO.
Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine resulted in Russia issuing Decree No. 299 that effectively nullifies the enforcement of Russian patents owned by entities and individuals in “unfriendly” countries, including the United States.
Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
Any trademarks we have obtained or may obtain may be infringed or otherwise violated, or successfully challenged. If our trademarks and trade names are not adequately protected, or if we are unable to obtain desired trademarks or trade names, then we may not be able to build brand name recognition in our markets of interest and our business may be adversely affected
We expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from third-party products. Once we select new trademarks and apply to register them, our trademark applications may not be approved. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections.
We have also not yet registered trademarks for any of our product candidates in any jurisdiction. Any trademark applications we file may be rejected and registered trademarks may not be obtained, maintained or enforced. If we do not successfully register our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could adversely affect our business and our ability to effectively compete in the marketplace.
In addition, any proprietary name we propose to use with any of our product candidate in the United States will need to be approved by the FDA, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA conducts a review of proposed proprietary names, including an evaluation of potential for confusion with other products’ proprietary names, as part of the biologics license application review process. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
In addition, our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on, misappropriating or violating other marks. In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademark registrations may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our product candidates, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion.
Our competitors may also infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademarks. We may not be able to protect our rights to our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. Any of the foregoing events may have a material adverse effect on our business.
Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
Intellectual property rights do not necessarily address all potential threats
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit it to maintain our competitive advantage. For example:
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our product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;

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others may be able to make similar molecules to our product candidates that are not covered by the claims of the patents that we license or own now or in the future;

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we, or current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions, potentially resulting in the invalidation of such patents or refusal of such applications;

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we, or current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future.

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we, or current or future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our owned or licensed intellectual property rights;

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it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

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it is possible that there are prior public disclosures that could invalidate our patents;

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it is possible that there are unpublished patent applications that may later issue with claims covering our product candidates or technology similar to ours;

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it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or result in a change in ownership;

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issued patents to which we hold rights may be held invalid, unenforceable or narrowed in scope, including as a result of legal challenges;

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the claims of our issued patents or patent applications, if and when issued, may not cover our product candidates or narrowly cover them in such a way that competitors may be able to design around to avoid infringement allegations;

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the laws of foreign countries may not protect our proprietary rights or the proprietary rights of current or future licensors or collaborators to the same extent as the laws of the United States;

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the inventors of our patents or patent applications may become involved with competitors, develop products or processes that are similar to or alternative to those claimed in our patent filings or become hostile to our patents or patent applications on which they are named as inventors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we have engaged in scientific collaborations in the past and we intend to continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

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we may not develop additional proprietary technologies that are patentable;

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the product candidates we develop may be covered by third-party patents or other intellectual property rights;

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the patents of others may prohibit or otherwise harm our ability to conduct our business; or

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we may choose not to file a patent in order to maintain certain know-how, and a third party may subsequently commercialize the technology and/or file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

CONSOLIDATED CAPITALIZATION
Since September 30, 2025, the date of the Interim Financial Statements, there have been no material changes in the Company’s consolidated share and loan capital other than as outlined under “Prior Sales” below.
The following table shows the effect of the Offering on the issued capital of the Company. The following table should be read in conjunction with the Interim Financial Statements incorporated by reference in this Prospectus Supplement:
Description	Outstanding as at September 30, 2025(1)	Outstanding as at September 30, 2025 after giving effect to the Offering(1)(2)	Outstanding as at September 30, 2025 after giving effect to the Offering(1)(3)
Common Shares	15,424,440	19,879,885	20,622,459
Stock Options	2,189,214	2,189,214	2,189,214
Warrants	Nil	Nil	Nil
Total Debt	Nil	Nil	Nil
Pre-Funded Warrants	3,159,745	3,654,794	3,654,794

Notes:
(1)
Presented on a post-Consolidation basis.

(2)
Assuming no exercise of the Over-Allotment Option and assuming no exercise of the Pre-Funded Warrants.

(3)
Assuming full exercise of the Over-Allotment Option and assuming no exercise of the Pre-Funded Warrants.

CHANGE IN PRESENTATION CURRENCY
Effective January 1, 2025, the Company changed its presentation currency from Cdn$ to USD. In accordance with IFRS Accounting Standards, the amounts for all the periods presented in the quarterly financial statements issued for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025 have been translated to the USD presentation currency. For comparative balances, amounts have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. The Company has presented the unaudited effects of the change in presentation currency below for the statements of loss and comprehensive loss and cash flows for the year ended December 31, 2024:
	December 31, 2024 USD$	December 31, 2024 Cdn$
	(unaudited)	(unaudited)
Research and development expenses	14,359	19,603
General and administrative expenses	6,039	8,205
LOSS FROM OPERATING ACTIVITIES	(20,398)	(27,808)
OTHER INCOME AND EXPENSES
Finance income	1,003	1,371
Impairment of intangible asset	(2,905)	(3,961)
Loss on derivative financial instruments	(2)	(2)
Foreign exchange gain	1,668	2,301
NET LOSS FOR THE PERIOD	(20,634)	(28,099)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(2,099)	(202)
TOTAL COMPREHENSIVE LOSS	(22,733)	(28,301)
	December 31, 2024 USD$	December 31, 2024 Cdn$
	(unaudited)	(unaudited)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	(20,634)	(28,099)
Items not affecting cash:
Impairment of AmpB assets	2,905	3,961
Depreciation of property and equipment	15	20
Stock-based compensation	1,641	2,113
Loss on derivative financial instruments	2	2
Non-cash finance income	(358)	(488)
Unrealized foreign exchange gain	(1,071)	(1,459)
Net change in non-cash working capital balances:
Sales tax and other receivables	(32)	(43)
Prepaid expenses and deposits	(1,733)	(2,360)
Accounts payable and accrued liabilities	1,012	1,378
	(18,253)	(24,975)

	December 31, 2024 USD$	December 31, 2024 Cdn$
	(unaudited)	(unaudited)
FINANCING ACTIVITIES
Proceeds from exercise of warrants, net of costs	595	833
Proceeds from Common Share issuance, net of costs	30,057	42,802
Proceeds from Pre-Funded Warrant issuance, net of costs	6,917	9,850
	37,569	53,485
INVESTING ACTIVITIES
Purchases of short-term investments	(27,417)	(37,336)
Maturities of short-term investments	32,076	43,680
Purchase of property and equipment	(4)	(6)
	4,655	6,338
Effect of foreign currency exchange rates on cash and cash equivalents	(579)	744
INCREASE IN CASH AND CASH EQUIVALENTS	23,392	35,592
CASH AND CASH EQUIVALENTS – Beginning of period	16,681	22,067
CASH AND CASH EQUIVALENTS – End of period	40,073	57,659

USE OF PROCEEDS
The net proceeds of the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be approximately $45.7 million after deducting the Underwriters’ Commission of approximately $3.5 million and the expenses of the Offering (estimated to be $750,000). If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are estimated to be approximately $52.7 million after deducting the Underwriters’ Commission of approximately $4.0 million and the expenses of the Offering (estimated to be $750,000).
Principal Purposes
The Company currently anticipates using the net proceeds of the Offering as set forth in the following table:
Use	Allocation of Net Proceeds
Clinical development of SAT-3247 and supporting activities	$33.7 million
General corporate and administrative expenses	$12.0 million
TOTAL	$45.7 million
The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for general corporate and administrative expenses.
The Company intends to spend the funds available to it as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary or appropriate. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus.
Based on the Company’s current plans, the Company will require additional capital to advance SAT-3247 through required clinical trials for DMD, FSHD and other indications, to advance development of any additional product candidates and to commercialize any of its product candidates if the Company receives regulatory approval. Due to the numerous risks and uncertainties associated with product development, including risks and uncertainties with respect to successful enrollment and completion of clinical trials, at this time the Company cannot reasonably estimate the amount of additional funding that will be necessary to complete the clinical development of any of its product candidates. Accordingly, the Company will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources.
The Company had negative operating cash flow for the nine months ended September 30, 2025. To the extent the Company has negative cash flows in future periods, the Company may use a greater portion of its general working capital to fund such negative cash flow than it would use if it had positive cash flows.
Business Objectives and Milestones
The Company expects to accomplish the following business objectives and milestones using the net proceeds of the Offering (assuming no exercise of the Over-Allotment Option):
Business Objective	Milestone(s) that must occur for Business Objective to be Accomplished	Anticipated Timing to Achieve Business Objective	Estimated Cost
Clinical development of SAT-3247	Complete enrollment in BASECAMP	2H2026	$10.0 million
	File IND and initiate TRAILHEAD in the USA	1H 2026	$5.0 million
	File IND and initiate Phase 2 clinical trial in 2nd indication (i.e., other than DMD)	1H 2026	$18.7 million
While the Company believes that it has the skills and resources necessary to accomplish these business objectives, there is no certainty that the Company will be able to do so within the timelines indicated above, or at all. See “Risk Factors”. In addition to the net proceeds of the Offering, the Company expects to finance the above noted milestones through revenues from operations and additional financings, if required.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Offered Shares
The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares (including Offered Shares and Warrant Shares) are entitled to receive notice of and to attend all annual and special meetings of the Company’s shareholders and to one vote in respect of each Common Share held at the record date for each such meeting. The holders of Common Shares are entitled, at the discretion of the Company’s board of directors, to receive out of any or all of the Company’s profits or surplus properly available for the payment of dividends, any dividend declared by the Company’s board of directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate pro rata in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company’s securities issued and outstanding at such time ranking in priority to the Common Shares upon the liquidation, dissolution or winding-up of the Company. Common Shares are issued only as fully paid and are non-assessable.
As at February 5, 2026, the Company had 15,458,903 Common Shares issued and outstanding on a post-Consolidation basis. After giving effect to the Offering (assuming 4,455,445 Offered Shares and no Pre-Funded Warrants are exercised), the Company would have 19,914,348 Common Shares issued and outstanding on a post-Consolidation basis (assuming no further exercises or issuances of convertible securities and that the Over-Allotment Option is not exercised). After giving effect to the Offering and if the Over-Allotment Option is exercised in full (assuming 5,198,019 Offered Shares and no Pre-Funded Warrants are exercised), the Company would have 20,656,922 Common Shares issued and outstanding on a post-Consolidation basis (assuming no further exercises or issuances of convertible securities).
Pre-Funded Warrants
The Pre-Funded Warrants issued under the Offering will be issued in certificated form. The following description is subject to the detailed provisions of the form of certificate for the Pre-Funded Warrants (the “Warrant Certificate”). Reference should be made to the Warrant Certificate for the full text of attributes of the Pre-Funded Warrants.
Each whole Pre-Funded Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share. The Pre-Funded Warrants will not expire until exercised in full. The Pre-Funded Warrants will have a nominal exercise price of Cdn$0.00001 per Pre-Funded Warrant. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice, thereby canceling all or a portion of such holder’s Pre-Funded Warrants. The Pre-Funded Warrants may be exercised on a “net” or “cashless” basis.
The Warrant Certificate will provide that the share ratio and exercise price of the Pre-Funded Warrants will be subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the Common Shares or similar events. If the Company makes any dividend or other pro rata distribution to the holders of Common Shares (a “Distribution”) (other than share dividends resulting in an adjustment described above, or the grant, issue or sale of Purchase Rights as described below), then a holder of Pre-Funded Warrants will be entitled to receive such securities and/or other property (including cash) as if the holder had exercised the Pre-Funded Warrants immediately before the record date for such Distribution (without regard to any restrictions on exercise of the Pre-Funded Warrants as described below; provided that if the Distribution would cause the holder’s beneficial ownership of Common Shares to exceed the Specified Percentage, then the relevant portion of the Distribution will be held in abeyance until such time as the Specified Percentage would not be exceeded). If the Company completes a rights offering or similar grant, issuance or sale of options or convertible securities or rights to purchase securities to the holders of the Common Shares on a pro rata basis (“Purchase Rights”), then a holder of Pre-Funded Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had exercised the Pre-Funded Warrants immediately before the record date for such grant, issuance of sale of the Purchase Rights (without regard to any restrictions on exercise of the Pre-Funded Warrants as described below; provided that if the holder’s right to participate in the Purchase Rights would cause the holder’s beneficial ownership of Common

Shares to exceed the Specified Percentage, then the holder will not be entitled to participate in the Purchase Rights to that extent, and at the holder’s election, in its sole discretion, either (i) such right to participate will be held in abeyance until such time as the Specified Percentage would not be exceeded or (ii) the Company will offer the holder the right upon exercise of such Purchase Right to acquire a security (e.g., a pre-funded warrant) that would not result in the holder’s beneficial ownership of Common Shares exceeding the Specified Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights). If the Company reorganizes, consolidates, amalgamates or merges with any other body corporate, if the Company reclassifies its Common Shares or the Common Shares are effectively converted or exchanged for other securities, cash or property (other than a subdivision, consolidation or share dividend resulting in an adjustment as described above), if holders of shares of the Company representing more than 50% of the voting power of the shares of the Company tender their shares in a take-over bid, tender offer, exchange offer or pursuant to a stock purchase agreement or other business combination, or the Company transfers all or substantially all of its assets (in each case, and as may be described in further detail in the terms of the Warrant Certificate, a “Fundamental Transaction”), then a holder of Pre-Funded Warrants, upon exercise of the Pre-Funded Warrants, will be entitled to receive such securities and/or other property (including cash) as if the holder had exercised the Pre-Funded Warrants before such Fundamental Transaction (without regard to any restrictions on exercise of the Pre-Funded Warrants as described below).
The Warrant Certificate will also provide that, during the period in which the Pre-Funded Warrants are exercisable, it will give notice to holders of Pre-Funded Warrants of certain stated events (including any voluntary or involuntary dissolution, liquidation; winding-up; a stock dividend or other distribution upon the Common Shares; or a Fundamental Transaction), at least 10 days (or in some cases 30 days) prior to the record date or effective date, as the case may be, of such events.
There is currently no market through which the Pre-Funded Warrants may be sold, and purchasers may not be able to resell the Pre-Funded Warrants purchased under this Prospectus. The Warrant Certificate will provide that notwithstanding any other terms thereof, the Company shall not effect the exercise of any portion of the Pre-Funded Warrants, and the holder of Pre-Funded Warrants shall not have the right to exercise any portion of the Pre-Funded Warrants, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the holder of the Pre-Funded Warrants, together with its affiliates and other “attribution parties” as may be defined in the Warrant Certificate, beneficially owns or would beneficially own a number of Common Shares in excess of a specified percentage (typically 4.99% or 9.99%, to be determined at the Closing Time) (the “Specified Percentage”) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such Pre-Funded Warrants. Notwithstanding the foregoing, subject to applicable TSX and Nasdaq policies, a holder of Pre-Funded Warrants, upon notice to the Company at least 61 days in advance, may increase or decrease the Specified Percentage subject to certain restrictions. These restrictions include the requirement that a holder wishing to increase the Specified Percentage above 9.99% shall be required to deliver personal information form(s) as required by any recognized stock exchange on which the Common Shares are then listed and such personal information form(s) must have been approved by the stock exchange, as applicable. In addition, the Specified Percentage may not exceed 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such Pre-Funded Warrants. No fractional Warrant Shares will be issuable upon the exercise of any Pre-Funded Warrants. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the holder in cash the fair market value for any such fractional shares. Holders of Pre-Funded Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
The Company has not applied and does not intend to apply to list the Pre-Funded Warrants on any securities exchange. There will be no market through which the Pre-Funded Warrants may be sold and purchasers may not be able to resell the Pre-Funded Warrants purchased in the Offering. This may affect the pricing of the Pre-Funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Pre-Funded Warrants, and the extent of issuer regulation.

PLAN OF DISTRIBUTION
Leerink Partners LLC is acting as representative of each of the underwriters named below and as joint bookrunning manager for this offering. Subject to the terms and conditions set forth in the Underwriting Agreement among us and the Underwriters, we have agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, the number of Common Shares and Pre-Funded Warrants set forth opposite its name below.
Underwriter	Number of Shares	Number of Pre-Funded Warrants
Leerink Partners LLC	2,316,831	257,426
Guggenheim Securities, LLC	1,336,634	148,515
Oppenheimer & Co. Inc.	579,208	64,356
Bloom Burton Securities Inc.	222,772	24,752
Total	4,455,445	495,049
This Offering is being made concurrently in Canada under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the registration statement, of which the Base Shelf Prospectus and this Prospectus Supplement form a part, through the Underwriters and/or affiliates thereof registered to offer the Common Shares and Pre-Funded Warrants for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer our Common Shares and Pre-Funded Warrants outside of Canada and the United States. The offered Common Shares and Pre-Funded Warrants will be offered in the United States through Leerink Partners LLC, Guggenheim Securities, LLC and Oppenheimer & Co. Inc., either directly or indirectly, through their U.S. broker-dealer affiliates or agents. The offered Common Shares and Pre-Funded Warrants will be offered in each of the provinces of British Columbia, Alberta and Ontario, through Bloom Burton Securities Inc., or through such other Canadian registered dealers as may be designated by the underwriters. Leerink Partners LLC, Guggenheim Securities, LLC and Oppenheimer & Co. Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the offered Common Shares and Pre-Funded Warrants into the United States and will not, directly or indirectly, solicit offers to purchase or sell the offered Common Shares and Pre-Funded Warrants in Canada.
Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Common Shares and Pre-Funded Warrants sold under the Underwriting Agreement if any of the Common Shares and Pre-Funded Warrants are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.
We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.
The Underwriters are offering the Common Shares and Pre-Funded Warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Common Shares and Pre-Funded Warrants, and subject to other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Discounts and Commissions
The Lead Underwriter has advised us that the Underwriters propose initially to offer the Common Shares and Pre-Funded Warrants to the public at the initial applicable Offering Price and to dealers at that price less a concession not in excess of $0.4242 per Common Share and $0.4242 per Pre-Funded Warrant.

After the initial offering of the Common Shares and Pre-Funded Warrants, the applicable Offering Price, concession or any other term of this Offering may be changed by the Lead Underwriter.
The following table shows the initial Offering Price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Underwriters of the Over-Allotment Option to purchase Additional Shares.
			Total
	Per Share	Per Pre-Funded Warrant	Without Option	With Option
Initial Offering Price	$10.10000	$10.09999	$49,999,984.45	$57,499,981.85
Underwriting discounts and commissions	$0.70700	$0.70700	$3,499,999.26	$4,024,999.08
Proceeds, before expenses, to us	$9.39300	$9.39299	$46,499,985.19	$53,474,982.77
We estimate expenses payable by us in connection with this Offering, other than the underwriting discounts and commissions referred to above, will be approximately $750,000. We also have agreed to reimburse the Underwriters for certain of their expenses in an amount up to $30,000.
Over-Allotment Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 742,574 additional shares at the Common Share Offering Price, less underwriting discounts and commissions. If the Underwriters exercise this option, each Underwriter will be obligated, subject to the conditions contained in the Underwriting Agreement, to purchase a number of Additional Shares proportionate to that Underwriter’s initial amount reflected in the above table. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering of the Common Shares under this Prospectus Supplement.
No Sales of Similar Securities
We, and our executive officers and directors have agreed not to sell or transfer any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, for 90 days after the date of this Prospectus Supplement without first obtaining the written consent of Leerink Partners LLC on behalf of the Underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any Common Shares;

•
sell any option or contract to purchase any Common Shares;

•
purchase any option or contract to sell any Common Shares;

•
grant any option, right or warrant for the sale of any Common Shares;

•
otherwise dispose of or transfer any Common Shares;

•
request or demand that we file a registration statement related to the Common Shares; or

•
enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Common Shares, whether any such swap, agreement or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

The lock-up provisions apply to Common Shares and to securities convertible into or exchangeable or exercisable for Common Shares. They also apply to Common Shares owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.
Nasdaq Global Market Listing
We have applied to list our Common Shares on The Nasdaq Global Market, subject to notice of issuance, under the symbol “MSLE.”

Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the Common Shares and Pre-Funded Warrants is completed, SEC rules may limit Underwriters and selling group members from bidding for and purchasing our Common Shares. However, the Lead Underwriter may engage in transactions that stabilize the price of the Common Shares, such as bids or purchases to peg, fix or maintain that price.
Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including a bid or purchase permitted under the rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, such as: (a) a bid or purchase in connection with market stabilization or market balancing activities made in accordance with such rules, (b) a bid or purchase on behalf of a client where the order was not solicited, or if the order was solicited, the solicitation occurred prior to the commencement of the applicable restricted period, or (c) a bid or purchase to cover a short position entered into prior to the commencement of the applicable restricted period. In connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, Nasdaq or otherwise. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while this Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares and Pre-Funded Warrants than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Underwriters’ option to purchase Additional Shares, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Lead Underwriter has repurchased Common Shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. The Underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.
Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the Underwriters make any representation that the Lead Underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this Offering, certain of the Underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that securities may be offered to the public in that Relevant State at any time:
A.
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
Notice to Prospective Investors in the United Kingdom
No securities have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
A.
where the offer is conditional on the admission of the securities to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

B.
to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

C.
to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the Lead Underwriter for any such offer; or

D.
in any other circumstances falling within Part 1 of Schedule 1 of the POATR,

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication to any person which presents sufficient information on: (a) the securities to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the securities and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

TRADING PRICE AND VOLUME
Common Shares
The outstanding Common Shares are traded on the TSX under the trading symbol “MSCL” and were previously traded on the TSX Venture Exchange until February 15, 2024. The following table sets forth the reported trading prices (in Cdn$) and monthly aggregate trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement (Source: TMX):
Period	High Trading Price(1)	Low Trading Price(1)	Volume(1)
January 2025	Cdn$10.68	Cdn$ 9.36	138,104
February 2025	Cdn$10.56	Cdn$ 8.64	420,844
March 2025	Cdn$11.28	Cdn$ 8.64	291,837
April 2025	Cdn$ 9.00	Cdn$ 6.84	252,670
May 2025	Cdn$ 9.12	Cdn$ 7.32	301,142
June 2025	Cdn$ 8.28	Cdn$ 6.24	317,051
July 2025	Cdn$ 8.40	Cdn$ 6.36	181,172
August 2025	Cdn$ 7.56	Cdn$ 6.36	204,062
September 2025	Cdn$ 8.88	Cdn$ 7.20	831,134
October 2025	Cdn$10.32	Cdn$ 8.04	289,907
November 2025	Cdn$ 9.72	Cdn$ 8.04	220,684
December 2025	Cdn$ 8.64	Cdn$ 7.56	297,645
January 2026	Cdn$16.44	Cdn$ 8.16	1,103,998
February 1 – 5, 2026	Cdn$17.00	Cdn$15.40	165,320

Note:
(1)
Presented on a post-Consolidation basis.

The Company has applied to list the Common Shares on The Nasdaq Global Market. Listing is subject to the Company fulfilling all of the requirements of The Nasdaq Global Market.

PRIOR SALES
The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement:
Date	Type of Security	Issue/Exercise Price — Cdn$	Number of Securities
January 8, 2025	Warrants Exercised(4)	$7.20	416
January 9, 2025	Stock Options Issued(2)	$10.08	81,548
February 10, 2025	Stock Options Issued(2)	$9.48	711,328
April 30, 2025	Warrants Exercised(3)	$6.00	1,715
May 2, 2025	Warrants Exercised(3)	$6.00	3,333
May 13, 2025	Warrants Exercised(3)	$6.00	39,799
May 13, 2025	Pre-Funded Warrants Exercised	$0.00	549,991
May 14, 2025	Warrants Exercised(3)	$6.00	4,850
May 15, 2025	Warrants Exercised(4)	$7.20	3,125
May 16, 2025	Warrants Exercised(3)	$6.00	3,891
May 20, 2025	Warrants Exercised(3)	$6.00	266,666
June 18, 2025	Stock Options Issued(2)	$6.60	73,757
August 15, 2025	Stock Options Issued(2)	$6.96	224,091
August 25, 2025	Stock Options Issued(2)	$7.08	12,500
September 3, 2025	Warrants Exercised(4)	$7.20	4,166
September 5, 2025	Warrants Exercised(4)	$7.20	11,666
September 9, 2025	Warrants Exercised(4)	$7.20	16,666
September 10, 2025	Warrants Exercised(4)	$7.20	18,229
September 11, 2025	Warrants Exercised(4)	$7.20	25,520
September 12, 2025	Warrants Exercised(4)	$7.20	19,375
September 15, 2025	Warrants Exercised(4)	$7.20	49,166
September 16, 2025	Pre-Funded Warrants Exercised	$0.00	587,560
October 8, 2025	Stock Options Exercised	$6.00	34,463
November 14, 2025	Stock Options Issued(2)	$9.36	57,026
January 22, 2026	Stock Options Issued(2)	$12.84	77,294

Notes:
(1)
Presented on a post-Consolidation basis.

(2)
Granted under the stock option plan of the Company.

(3)
Exercise of broker warrants issued on May 17, 2023 as part of a public offering.

(4)
Exercise of warrants issued on September 13, 2022 as part of a public offering.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Mintz LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) to the acquisition, holding and disposition of Offered Shares, Warrant Shares or Pre-Funded Warrants by a holder who acquires Offered Shares or Pre-Funded Warrants pursuant to this Prospectus or acquires Warrant Shares upon the exercise of the Pre-Funded Warrants. For the purposes of this summary, the term “Common Shares” shall also include the Offered Shares and any Warrant Shares acquired upon the exercise of the Pre-Funded Warrants, unless the context otherwise requires. This summary is applicable to a holder who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with the Company and the Underwriters and holds Common Shares and Pre-Funded Warrants, and will hold the Warrant Shares, as capital property. Generally, the Common Shares, the Warrant Shares or Pre-Funded Warrants will be considered to be capital property to a holder provided that the holder does not hold such Common Shares, Warrant Shares or Pre-Funded Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade (“Holder” and collectively, the “Holders”).
This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark-to-market” rules in the Tax Act; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, a “tax shelter investment” within the meaning of the Tax Act; (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, each within the meaning of the Tax Act, in respect of Common Shares and/or Pre-Funded Warrants; (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” within the meaning of the Tax Act; or (vii) a Holder that is a corporation resident in Canada (for purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada (for purposes of the Tax Act) that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, Warrant Shares or Pre-Funded Warrants, controlled by a non-resident person or group of non-resident persons who do not deal at arm’s length with each other, for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire the Offered Shares, Warrant Shares or Pre-Funded Warrants or the tax consequences for an individual Holder who acquired Offered Shares, Warrant Shares or Pre-Funded Warrants as a benefit from employment. All such Holders should consult with their own tax advisors with respect to their own particular circumstances.
This summary is based upon the current provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and Regulations thereunder (the “Tax Proposals”) which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares or Pre-Funded Warrants. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any investor. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares and Pre-Funded Warrants, based on their particular circumstances.

Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Pre-Funded Warrants (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).
Acquisition of Common Shares and Pre-Funded Warrants
When Common Shares (including an Offered Share) or Pre-Funded Warrants are acquired by a Holder who already owns Common Shares or Pre-Funded Warrants, the cost of newly acquired Common Shares or Pre-Funded Warrants will be averaged with the adjusted cost base of all Common Shares or Pre-Funded Warrants, respectively, owned by the Holder as capital property before that time for the purpose of determining the Holder’s adjusted cost base of all Common Shares and Pre-Funded Warrants, as the case may be, held by such person.
Exercise of Warrants
The exercise of a Pre-Funded Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act and consequently no gain or loss will be realized by a Holder upon such an exercise. When a Pre-Funded Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Pre-Funded Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all other Common Shares owned by the Holder and held as capital property immediately prior to such acquisition.
Holders Resident in Canada
The following section of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold Common Shares as capital property may, in certain circumstances, be entitled to have such Common Shares (but, for avoidance of doubt, not Pre-Funded Warrants) and all other “Canadian securities” as defined in the Tax Act owned by them in the year in which the election is made and all subsequent taxation years treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. This election will not be available for Pre-Funded Warrants. Resident Holders contemplating such an election should consult their own advisors.
Expiry of Pre-Funded Warrants
The Pre-Funded Warrants will not expire. However, if the Pre-Funded Warrants do have an expiry date, in the event of the expiry of an unexercised Pre-Funded Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Pre-Funded Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.
Dividends
Taxable dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable in respect of taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced gross-up and dividend tax credit will generally be available to a Resident Holder that is an individual in respect of dividends designated by the Company as “eligible dividends” in accordance with the rules of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends” and the Company has made no commitments in this regard. Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of taxable dividends.
In the case of a Resident Holder that is a corporation, the amount of any such taxable dividends that is included in its income for a taxation year received or deemed to be received on the Common Shares will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
Resident Holders that are “private corporations” (as defined in the Tax Act) or “subject corporations” (as defined in the Tax Act) may be subject to a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This refundable tax generally will be refunded to a Resident Holder that is a corporation when sufficient taxable dividends are paid to its shareholders while it is a private corporation or subject corporation.
A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation”, or that is a “substantive CCPC” at any time in the year, as those terms are defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Common Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income.
Disposition of Common Shares and Pre-Funded Warrants
A disposition or deemed disposition by a Resident Holder of Common Shares (other than to the Company that is otherwise than a purchase by the Company of Common Shares in the open market in a manner in which such shares would normally be purchased by any member of the public in the open market) or Pre-Funded Warrants (which, as discussed above, does not include an exercise of Pre-Funded Warrants to acquire such Warrant Shares and other than on the expiry of Pre-Funded Warrants, which is discussed above under the subheading “Expiry of Pre-Funded Warrants”) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of reasonable costs of disposition, are greater (or less) than such Resident Holder’s adjusted cost base of such Common Shares or Pre-Funded Warrants, as the case may be, immediately before the disposition or deemed disposition.
The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.
Capital Gains and Losses
Generally, one-half of any capital gain will be included in the Resident Holder’s income as a taxable capital gain and one-half of any capital loss must normally be deducted as an allowable capital loss against taxable capital gains realized in the taxation year of disposition or deemed disposition to the extent and under the circumstances described in the Tax Act. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.
If the Resident Holder is a corporation, any capital loss arising on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends previously received or deemed to have been previously received on the Common Share to the extent and under the circumstances specified by the Tax Act. Similar rules may apply to reduce any capital loss in respect of the disposition or deemed disposition of Common Shares held by a trust or partnership of which a corporation, partnership or trust is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Tax Act) at any time in the year may be required to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”

(as defined in the Tax Act) for the year, including taxable capital gains. Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of capital gains.
Holders Not Resident in Canada
The following section of this summary is generally applicable to Holders who for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times (i) have not been and will not be deemed to be resident in Canada at any time while they hold the Common Shares or Pre-Funded Warrants; and (ii) do not use or hold the Common Shares or Pre-Funded Warrants in carrying on a business in Canada (“Non-Resident Holders”).
Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and fully entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares).
Dispositions of Common Shares and Pre-Funded Warrants
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Pre-Funded Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Pre-Funded Warrant constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Common Shares and Pre-Funded Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share or Pre-Funded Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. A Non-Resident Holder’s capital gain (or capital loss) in respect of a disposition of Common Shares or Pre-Funded Warrants that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Holders Resident in Canada — Disposition of Common Shares and Pre-Funded Warrants”. Non-Resident Holders whose Common Shares or Pre-Funded Warrants are taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants purchased pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. federal net investment income, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares or Pre-Funded Warrants.
No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants pursuant to the Offering. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of This Disclosure
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Common Shares or Pre-Funded Warrants purchased pursuant to the Offering that is for U.S. federal income tax purposes
•
an individual who is a citizen or resident of the U.S.;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Common Shares or Pre-Funded Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquire the Common Shares or Pre-Funded Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Common Shares or Pre-Funded Warrants other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; (i) U.S. Holders that are partnerships or other pass through entities; or (j) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Common Shares or Pre-Funded Warrants in connection with carrying on a business in Canada; (d) persons whose the Common Shares or Pre-Funded Warrants constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants.
If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Common Shares or Pre-Funded Warrants, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such entity or arrangement of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants generally will depend on the activities of the entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares or Pre-Funded Warrants.
Treatment of Pre-Funded Warrants
Although not entirely free from doubt, each Pre-Funded Warrant generally is expected to be treated as one Common Share for U.S. federal income tax purposes, and a U.S. Holder of Pre-Funded Warrants generally is expected to be taxed in the same manner as a U.S. Holder of Common Shares, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant, and the holding period of a Pre-Funded warrant should carry over to the Common Share received. Similarly, the tax basis of a Pre-Funded Warrant should carry over to the Common Shares received upon exercise, increased by the exercise price of Cdn$0.00001 per Common Share. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrants as warrants to acquire Common Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrants could change.
Each U.S. Holder should consult their tax advisors regarding the risks associated with an investment in Pre-Funded Warrants pursuant to this offering (including potential alternative characterizations). The remainder of this discussion generally assumes that the Pre-Funded Warrants will be treated as identical to Common Shares and references to Common Shares in the remainder of this discussion also refer to Pre-Funded Warrants unless stated otherwise.
Certain Adjustments to the Pre-Funded Warrants
Under Section 305 of the Code, an adjustment to the number of Common Shares that will be issued on the exercise of the Pre-Funded Warrants, or an adjustment to the exercise price of the Pre-Funded Warrants, may be treated as a constructive distribution to a U.S. Holder of the Pre-Funded Warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Any such adjustment that is treated as a constructive distribution would be treated as a dividend to the extent described below under “Distribution on the Common Shares.” U.S. Holders should consult their tax advisor regarding the proper tax treatment of any such adjustment.
Lapse of Pre-Funded Warrants
If a U.S. Holder allows a Pre-Funded Warrant to expire unexercised, such U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Pre-Funded Warrant. Any such loss generally will be a long-term capital loss if the Pre-Funded Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.
Distributions on the Common Shares
Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below (see “Passive Foreign Investment Company Rules” below), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of the Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of the Common Shares
Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of the Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Common Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates apply to long- term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.
Passive Foreign Investment Company Rules
If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on our gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025. Furthermore, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2026 or for any future taxable year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.
In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least a 25% interest by value, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each such prior year.
If the Company were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.
If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Common Shares, regardless of whether the Company ceases to meet either the income test or asset test described above in one or more subsequent taxable years. A U.S. Holder may terminate this continued PFIC status in a year in which the Company does not meet either the income test or the asset test by making a purging election which will result in current taxation under the PFIC rules. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares.
While there are U.S. federal income tax elections that can sometimes be made to mitigate the adverse tax consequences of PFIC status (including the “QEF Election” under Section 1295 of the Code (an election to include in income on a current basis a U.S. Holder’s pro rata share of our income for the year, whether or not distributed) and the “Mark-to-Market Election” under Section 1296 of the Code (an election by a U.S. Holder to include as ordinary income each year the excess, if any, of the fair market value of its Common Shares at the end of its tax year over the adjusted basis in its Common Shares)), such elections are available in limited circumstances and must be made in a timely manner.
Moreover, U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any non-U.S. subsidiary that is also classified as a PFIC.
Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
Receipt of Foreign Currency
The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale or other taxable disposition of the Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.
Information Reporting; Backup Withholding
Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. Distributions on the Common Shares, and proceeds arising from the sale or other taxable disposition of the Common Shares, generally will be subject to information reporting.
In the case of any payments made by a U.S. middleman or other U.S. payor of distributions on the Common Shares or proceeds arising from the sale or other taxable disposition of the Common Shares backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.
The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.
RELATIONSHIP BETWEEN THE COMPANY AND THE UNDERWRITER
The Company may be considered a “connected issuer” of Bloom Burton Securities Inc. under applicable Canadian securities laws. Bloom Burton Securities Inc. is an affiliate of Bloom Burton Development Company and Bloom Burton & Co. Inc., each of whom either beneficially owns or exercises control and direction over securities of the Company. In addition, Brian Bloom, a director of the Company is also an officer and director of Bloom Burton Securities Inc. and, together with Jolyon Burton, exercises joint control and direction over all Bloom Burton entities. The Bloom Burton entities and Brian Bloom together, hold approximately 7.33% of the issued and outstanding Common Shares of Satellos and approximately 5.46% on a fully diluted basis.
The Company has agreed to pay the Underwriters, on the Closing Date, the Underwriters’ Commission equal to       % of the aggregate gross proceeds raised on such Closing Date. Bloom Burton Securities Inc. will not receive any of the proceeds of the Offering, other than its portion of the Underwriters’ Commission.
ELIGIBILITY FOR INVESTMENT
In the opinion of Mintz LLP, counsel for the Company, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Tax Act and the Regulations in force as of the date hereof,

•
the Offered Shares and Warrant Shares will, if issued on the date hereof, be qualified investments for trusts governed by registered retirement savings plans (each a “RRSP”), registered education savings plans (each a “RESP”), registered retirement income funds (each a “RRIF”), registered disability savings plans (each a “RDSP”), deferred profit sharing plans, first home savings accounts (each a “FHSA”) and tax-free savings accounts (each a “TFSA”), all within the meaning of the Tax Act (collectively, “Plans”) provided that the Offered Shares and Warrant Shares are, on the date hereof, listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX); and

•
the Pre-Funded Warrants will, if issued on the date hereof, be qualified investments for Plans provided that the Warrant Shares are, on the date hereof, listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Plan.

Notwithstanding the foregoing, if the Offered Shares, Warrant Shares or Pre-Funded Warrants held by a TFSA, FHSA, RRSP, RRIF, RDSP or RESP are “prohibited investments” for purposes of the Tax Act, the holder of the TFSA, FHSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber of the RESP will be subject to a penalty tax as set out in the Tax Act. As of the date hereof, the Offered Shares, Warrant Shares and Pre-Funded Warrants will be a “prohibited investment” if the holder of a TFSA, FHSA or RDSP, the annuitant of a RRSP or RRIF or the subscriber of the RESP, as the case may be: (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the Offered Shares, Warrant Shares and Pre-Funded Warrants will not be a “prohibited investment” if the Offered Shares, Warrant Shares and Pre-Funded Warrants are “excluded property”, as defined in the Tax Act, for a TFSA, FHSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold Offered Shares, Warrant Shares or Pre-Funded Warrants in a TFSA, FHSA, RRSP, RRIF, RDSP or RESP should consult their own tax advisors in this regard.
LEGAL MATTERS & INTEREST OF EXPERTS
Certain legal matters relating to the Offering and the validity of the securities offered by this Prospectus Supplement are being passed upon on behalf of the Company by Mintz LLP, with respect to matters of Canadian law, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to matters of U.S. law, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to matters of Canadian law, and Latham & Watkins LLP, with respect to matters of U.S. law.
As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of each of Mintz LLP and Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the Company’s issued and outstanding securities.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
AUDITORS
The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulations and the rules and regulations adopted by the SEC and Public Company Accounting Oversight Board (United States).
The Company’s former auditors are MNP LLP, Chartered Professional Accountants, of Toronto, Ontario. MNP LLP has advised the Company that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and any applicable legislation or regulations and the rules and regulations adopted by the SEC and Public Company Accounting Oversight Board (United States).

ENFORCEABILITY OF CIVIL LIABILITIES
The Company is governed by the laws of Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Company has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Satellos Bioscience US, Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Registration Statement.
AGENTS FOR SERVICE OF PROCESS IN CANADA
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada, and have appointed Satellos Bioscience Inc. (Address: Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, ON M5J 2J3) as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
PROMOTER
Frank Gleeson may be considered to be a “promoter” of the Company within the meaning of applicable Canadian securities laws (each, a “Promoter”). Mr. Gleeson currently owns, or exercises control or direction over, 331,366 Common Shares representing approximately 2.14% of the issued and outstanding Common Shares on a non-diluted basis. Mr. Gleeson receives compensation from the Company for his services as Chief Executive Officer of the Company and has been granted 516,308 options pursuant to the Company’s stock option plan. The statement as to the number of Common Shares beneficially owned, or over which a Promoter exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been obtained from the System for Electronic Disclosure by Insiders (SEDI).
No Promoter of the Company is, as at the date of this Prospectus, or has been within 10 years prior to the date of this Prospectus, a director, chief executive officer, or chief financial officer of any person or company, that:
(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the Promoter was acting in such capacity; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the Promoter ceased to act in such capacity and which resulted from an event that occurred while the Promoter was acting in such capacity.

No Promoter of the Company is, as at the date of this Prospectus, or has been within the 10 years prior to the date of this Prospectus, a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
No Promoter of the Company has, within the 10 years prior to the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Promoter.

This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the Canadian provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Satellos Bioscience Inc. at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, ON M5J 2J3, Telephone (647) 660-1780, and are also available electronically at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS
New IssueOctober 29, 2025
SATELLOS BIOSCIENCE INC.
US$150,000,000
Common Shares
Preferred Shares
Warrants
Units
Subscription Receipts
Debt Securities
This short form base shelf prospectus (“Prospectus”) relates to the offering for sale by Satellos Bioscience Inc. (“Satellos” or the “Company”) from time to time, during the 25-month period that this Prospectus, including any amendments thereto, remains valid, of up to US$150,000,000 in the aggregate of: (i) common shares in the capital of the Company (“Common Shares”); (ii) preferred shares in the capital of the Company (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below) of the Company; (iv) units (“Units”) composed of one or more of the other Securities; (v) subscription receipts (“Subscription Receipts”); and (vi) debt securities of the Company (the “Debt Securities” and together with the Common Shares, Preferred Shares, Warrants, Units and Subscription Receipts, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). This Prospectus is not intended to qualify “novel” securities as such term is defined in National Instrument 44-102 — Shelf Distributions.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in a Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular class and/or series of Preferred Shares, the number of Preferred Shares offered, liquidation rights, the issue price, the dividend rate or method of determining the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any conversion or exchange rights and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iv) in the case of Units, the number of Units offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (vi) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will receive and any other material terms of the plan of distribution.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of Securities, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time. See “Plan of Distribution”.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.
An investment in the Securities is subject to a number of risks. See “Risk Factors” for a more complete discussion of these risks.
No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada (the “Non-Resident Directors”). The Non-Resident Directors have appointed the following agent for service of process:
Name of the Non-Resident Director	Name and Address of Agent
Geoff MacKay	Satellos Bioscience Inc.
Stephanie Brown	Royal Bank Plaza, South Tower
Selwyn Ho	200 Bay St., Suite 2800
Adam Mostafa	Toronto, Ontario
Franklin M. Berger	M5J 2J3
Iris Loew-Friedrich
Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.
The Company’s registered office and head office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3 and its telephone number is (647) 660-1780.

i

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS
Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this “Prospectus” include documents incorporated by reference herein. The Company has not authorized anyone to provide any information that is different. The information in or incorporated by reference into this Prospectus is current only as of the date of this Prospectus or the date on the front of such other documents. It should not be assumed that the information contained in this Prospectus is accurate as of any other date. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.
Before purchasing any Securities, prospective investors should carefully read both this Prospectus and any accompanying Prospectus Supplement prepared by the Company, together with the additional information described under the headings “Documents Incorporated by Reference”.
When used in this Prospectus and in any Prospectus Supplement, the terms “Satellos” and “the Company” refer to Satellos Bioscience Inc. and its subsidiaries, unless otherwise specified or the context otherwise requires. The term “management” in this Prospectus means those persons acting, from time to time, in the capacities of executive officers of the Company. Any statements in this Prospectus made by or on behalf of management are made in such persons’ capacities as officers of the Company and not in their personal capacities.
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of US$150,000,000. This Prospectus provides a general description of the Securities that the Company may offer. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of those Securities to which the Prospectus Supplement pertains.
In this Prospectus and any Prospectus Supplement, all references to “$” or “US$” are in United States dollars. All references to “C$” or “Canadian dollars” are used to indicate Canadian dollar values.
SPECIAL NOTE REGARDING FORWARD-LOOKING AND OTHER STATEMENTS
This Prospectus contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiaries, or the industry in which they operate to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements contained herein that are not clearly historical in nature are forward-looking, and the words such as “plan”, “expect”, “is expected”, “budget”, “scheduled”, “estimate”, “predict”, “continue”, “project”, “forecast”, “target”, “goal”, “contemplate”, “intend”, “anticipate”, “seek”, “future”, “likely”, “potential”, “possible” or “believe” or similar expressions (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “can”, “would”, “should”, “might”, “shall” or “will” be taken, occur or be achieved and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Prospectus include, but are not limited to, statements with respect to:
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our belief that the Company will be successful in raising additional capital to continue as a going concern;

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the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

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our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

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our belief that the Company has made, and will continue to make progress towards the achievement of certain milestones or objectives;

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our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

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the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

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our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into clinical trials and the anticipated timelines surrounding such clinical trials;

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our belief that we will not receive substantive comments on our Investigational New Drug (“IND”) or equivalent applications;

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our expectations that the Notch pathway and AAK1 drug target (both as further described herein) represent drug development opportunities similar or superior to modulation of the EGFR signaling pathway;

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our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT-3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“Duchenne”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

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our expectations that we will identify predictive biomarkers which will translate into or be useful in conducting human clinical trials;

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our belief that the results of Satellos’ research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

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discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

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our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

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our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

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our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

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our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

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our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

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our intention to identify and nominate one or more back-up drug candidates and the potential benefits of having such back-ups;

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our plans to utilize and deploy MyoRegenXTM in our programs and our continued relationship with the Ottawa Hospital Research Institute (“OHRI”);

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our ability to develop the Company’s novel discoveries into viable therapeutic treatments suitable for clinical development, including, but not limited to, our ability to determine appropriate dosing regimens;

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the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

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our expectations regarding future enrollment into clinical trials and the timing of future enrollment into clinical trials for our product candidates;

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our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

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our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products and the benefits to be derived from such collaborative efforts;

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our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;

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our ability to generate and protect our intellectual property;

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our ability to operate our business without infringing upon the intellectual property rights of others;

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our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

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our ability to establish suitable Chemistry, manufacturing and controls and Good manufacturing procedures protocols;

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the manufacturing capacity of third-party manufacturers for our product candidates;

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our expectations regarding federal, provincial and foreign regulatory requirements;

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the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Australia, Europe, Serbia and other jurisdictions;

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the rate and degree of market acceptance and clinical utility of our future products, if any;

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existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

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the implementation and execution of our commercial and operational strategy;

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our ability to engage and retain the consultants or employees required to grow our business;

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the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

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developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

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the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;

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our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing; and

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general business and economic conditions and the evolving regulatory landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including, but not limited to:
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obtaining positive results from our research and development activities, including clinical trials;

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our ability to obtain regulatory approvals;

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assumptions regarding general business, market, economic and regulatory conditions;

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assumptions regarding the cost and timing of each study;

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the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

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the Company’s ability to identify and advance suitable drug candidates;

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assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

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the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

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our ability to continue to use existing licenses for the development of our product(s);

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the availability (and sources) of financing on reasonable terms;

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future expenditures to be incurred by the Company, including research and development and operating costs;

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the Company’s ability to attract and retain skilled consultants and employees;

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assumptions regarding market competition, market capture and pricing;

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the products and technology offered by the Company’s competitors; and

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the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors”. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:
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risks related to the early stage of our products;

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uncertainties related to preclinical product development activities and clinical trial outcomes;

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uncertainties related to current economic conditions;

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risks related to rapid technological change;

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uncertainties related to forecasts and timing of clinical trials and regulatory approval;

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competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

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risks related to potential product liability claims;

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availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

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market acceptance and commercialization of products;

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the availability, costs and supply of materials;

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risks related to the effective management of our growth;

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risks related to the reliance on partnerships and licensing agreements;

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risks related to our reliance on key personnel;

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risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

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risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

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our ability to secure and protect our intellectual property.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Although the forward-looking statements contained in this Prospectus are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.
The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments, or otherwise, except as required by law.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

MARKET AND INDUSTRY DATA
Certain independent third party and industry data contained (or incorporated by reference) in this Prospectus is based upon information from government or other independent industry or scientific publications and reports or based on estimates derived from such publications and reports. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but the Company nor its representatives, have conducted their own independent verification of such information. While the Company believes this information to be reliable, third-party information is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical or scientific survey. In addition, this third-party information has been prepared as of a specific date and therefore does not contemplate changes in facts and circumstances following such date. Neither the Company nor any of its representatives has independently verified any of the research, findings or data from independent third-party sources referred to in this Prospectus or ascertained the underlying assumptions relied upon by such sources. Unless specifically stated, none of the third-party information cited in this Prospectus is incorporated by reference herein. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with or delivered to securities commissions or similar authorities in Canada.   Copies of the documents incorporated herein by reference or a copy of the permanent information record may be obtained on request without charge from the Chief Financial Officer of the Company at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3, Telephone: (647) 660-1780 or by accessing the disclosure documents available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.
As at the date hereof, the following documents of the Company, filed with or delivered to securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:
(i)
the annual information form of the Company for the year ended December 31, 2024, dated March 26, 2025 (the “AIF”),

(ii)
the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023 and notes thereto, and the auditor’s report as at and for the year ended December 31, 2024;

(iii)
the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022 and notes thereto, and the predecessor auditor’s report thereon;

(iv)
the management’s discussion and analysis of the Company for the years ended December 31, 2024 and 2023, dated March 26, 2025 (the “MD&A”);

(v)
the unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2025, and June 30, 2024, together with the notes thereto (the “Interim Financial Statements”);

(vi)
the management’s discussion and analysis of the Company for the three and six months ended June 30, 2025, and June 30, 2024; and

(vii)
the management information circular of the Company dated May 12, 2025 relating to the annual and special meeting of the shareholders of the Company held on June 18, 2025.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus.
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.
Upon a new annual information form and the related annual consolidated financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, any previous annual information form, including all amendments thereto, the previous annual consolidated financial statements and all interim unaudited consolidated financial statements (including any management’s discussion and analysis related thereto), any information circulars filed prior to the commencement of the fiscal year in which the new annual information is filed and material change reports filed prior to the end of the fiscal year in which the new annual information is filed, shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered hereunder and thereunder.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

THE COMPANY
The following is a summary of information pertaining to the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the sections of the AIF, the financial statements, related notes, and management’s discussion and analysis that are incorporated by reference into and are considered to be a part of this Prospectus.
Satellos Bioscience Inc. was incorporated under the Canada Business Corporations Act (the “CBCA”) on July 27, 2012 (“Pre-Arrangement Satellos”). iCo Therapeutics Inc. (“iCo”) was incorporated under the Business Corporations Act (British Columbia) on April 20, 2006 and completed a reverse take-over transaction by way of statutory arrangement onto the TSX Venture Exchange.
On August 13, 2021, Pre-Arrangement Satellos and iCo completed a plan of arrangement (the “Arrangement”) under section 192 of the CBCA, pursuant to which, among other things, iCo acquired all of the issued and outstanding shares of Pre-Arrangement Satellos. In connection with the Arrangement, iCo (now, Satellos): (a) was continued under the CBCA; (b) amalgamated with Satellos to form the Company as it now exists, which continues to carry on the pre-Arrangement business of Pre-Arrangement Satellos and iCo; and (c) consolidated its outstanding Common Shares on a 20:1 basis.
As announced on February 14, 2024, the Company commenced trading on the Toronto Stock Exchange (the “TSX”) on February 15, 2024 under the symbol “MSCL”, and was delisted from the TSX Venture Exchange effective as of the close of the market on February 14, 2024.
The Company has two wholly owned subsidiaries, Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (an entity incorporated under the laws of Delaware, USA).
The Company’s head office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3, and the Company’s registered and records office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3.
Satellos is a clinical-stage drug development company dedicated to developing life-improving medicines to treat degenerative muscle diseases. Satellos has invented SAT-3247 as a first-of-its-kind, orally administered small molecule drug designed to restore skeletal muscle regeneration initially in Duchenne muscular dystrophy (“DMD”). Satellos has generated evidence in preclinical models of DMD to support its hypothesis that correcting muscle stem cell polarity through treatment with SAT-3247 has the potential to restore skeletal muscle regeneration, thereby enhancing repair and increasing muscle strength. The Company’s lead drug candidate, SAT-3247, is currently in clinical development as a potential disease-modifying treatment for DMD. Additionally, Satellos continues to leverage its research and proprietary discovery platform MyoReGenX™, to identify additional degenerative muscle diseases where deficits in muscle regeneration may occur that are amenable to therapeutic intervention for future development.
Recent Developments
Except as set out below, there have been no material developments in the business of the Company since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.
On July 16, 2025, the Company announced the appointment of Wildon Farwell, M.D., MPH, as chief medical officer of the Company.
On September 22, 2025, the Company announced the submission of an IND application to the U.S. Food and Drug Administration, along with parallel regulatory filings in the United Kingdom, Europe, Serbia and Australia, to initiate a Phase 2 clinical trial of SAT-3247 in ambulatory children with DMD.
On October 10, 2025, the Company announced new data further demonstrating tolerability and initial efficacy of SAT-3247 in adults (aged 20 – 27 years) with DMD at the 30th Annual Congress of the World Muscle Society in Vienna, Austria.

On October 21, 2025, the Company announced that the first patient had been dosed in the Company’s open-label, long-term follow-up study (LT-001) of SAT-3247 in adult males with DMD.
Concurrently with the filing of this Prospectus, the Company has withdrawn its base shelf prospectus dated April 7, 2024.
CONSOLIDATED CAPITALIZATION
Since June 30, 2025, the date of the Interim Financial Statements, except for the exercise of 1,737,500 Common Share purchase warrants, the issuance of 7,050,731 Common Shares upon the net exercise of 7,050,840 pre-funded warrants and the expiration of 1,726,500 Common Share purchase warrants, which expired on September 13, 2025, there have been no material changes, to the Company’s share and loan capitalization. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
DESCRIPTION OF SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. This Prospectus is not intended to qualify “novel” securities as such term is defined in National Instrument 44-102 — Shelf Distributions.
Description of Common Shares
The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. For full particulars and additional details on the Common Shares, reference should be made to the Company’s articles of amalgamation, a copy of which is available on SEDAR+ at www.sedarplus.ca.
The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the shareholders of the Company and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of Common Shares. There are no pre-emptive or conversion rights on the Common Shares. All of the issued and outstanding Common Shares are fully paid and are non-assessable.
Description of Preferred Shares
The following is a brief summary of the material attributes of the Preferred Shares. The particular terms and provisions of a class or series of Preferred Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
The Company is not currently authorized to issue Preferred Shares. Each class or series of Preferred Shares shall consist of such number of Preferred Shares and shall have such rights, privileges, restrictions and conditions as may be approved by the Company’s shareholders, or if the Company’s shareholders authorize the Board of Directors to do so with respect to a class of Preferred Shares, as determined by the Company’s Board of Directors. Such rights, privileges, restrictions and conditions may include rights to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion or exchange rights, any retraction rights, any rights on the Company’s liquidation, dissolution or winding-up and any sinking fund or other provisions attached to the Preferred Shares of a class or series.
Holders of Preferred Shares, except as otherwise provided in the terms specific to a class or series of Preferred Shares or as required by law, are not entitled to vote at meetings of holders of the Company’s shares, and are not entitled to vote separately as a class upon a proposal to amend the Company’s articles in the case of certain amendments related to the Common Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares from time to time with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro-rata basis for the Preferred Shares within each class and the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends on the Preferred Shares, and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such class or series of Preferred Shares.
Description of Warrants
The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
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the designation of the Warrants;

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the aggregate number of Warrants offered and the offering price;

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the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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the exercise price of the Warrants;

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the dates or periods during which the Warrants are exercisable;

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the designation and terms of any securities with which the Warrants are issued;

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if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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whether such Warrants will be listed on any securities exchange;

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any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

•
certain material Canadian tax consequences of owning the Warrants; and

•
any other material terms and conditions of the Warrants.

Description of Units
The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.
The Company may issue Units comprised of one or more of the other Securities described herein in any combination.
Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation, number, and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

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the price at which the Units will be offered;

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any provisions for the issuance, payment, settlement, transfer, or exchange of the Units or of the Securities comprising the Units;

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certain material Canadian tax consequences of owning the Securities comprising the Units; and

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any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Description of Subscription Receipts
The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.
Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the relevant securities regulatory authorities in Canada after the Company has entered into it. The specific terms of the Subscription

Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):
•
the number of Subscription Receipts;

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the price at which the Subscription Receipts will be offered;

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the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

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the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

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the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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certain material Canadian tax consequences of owning the Subscription Receipts; and

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any other material terms and conditions of the Subscription Receipts.

Description of Debt Securities
The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.
The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The applicable Prospectus Supplement will include details of the Indenture governing the Debt Securities being offered. A copy of the Indenture relating to an offering of Debt Securities will be filed by the Company with the relevant securities regulatory authorities in Canada after the Company has entered into it. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
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the specific designation of the Debt Securities;

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the price or prices at which the Debt Securities will be issued;

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any limit on the aggregate principal amount of the Debt Securities;

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the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date, or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

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the terms and conditions under which the Company may be obligated to redeem, repay, or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

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the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

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the covenants and events of default applicable to the Debt Securities;

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the terms and conditions for any conversion or exchange of the Debt Securities for any other securities of the Company;

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whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

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whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

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the denominations in which registered Debt Securities will be issuable;

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each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

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any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

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any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal, premium and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal, premium and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates.
PRIOR SALES
Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

DIVIDENDS
The Company has not previously paid any dividends on its Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the CBCA, the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future.
USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement, the net proceeds that the Company receives from the sale of the Securities offered by this Prospectus are expected to be used for (i) ongoing research and development activities, (ii) working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and (iii) investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies). Specific information about the use of net proceeds will be set out in the applicable Prospectus Supplement.
While the Company intends to use the net proceeds that it receives from the sale of the Securities offered under this Prospectus as outlined above and in the applicable Prospectus Supplement, the timing and actual use of the net proceeds may vary depending on operating and capital needs, the progress and outcome of the Company’s non-clinical activities, clinical trials and research and development programs and business and operations circumstances. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in the AIF and any other factors set forth in the applicable Prospectus Supplement.
The Company has not allocated any portion of the net proceeds for any particular use as of the date of this Prospectus, nor has it entered into any negotiations regarding any potential future transaction or signed any letter of intent or initiated due diligence on any such future transaction. The net proceeds may be invested temporarily until they are used for their stated purpose.
The Company has a history of negative operating cash flows and is reliant on the continued availability of financing to fund its operating activities. To the extent that the Company has negative operating cash flows in future periods, the Company may need to deploy a portion of its existing working capital to fund such negative cash flow at such time. As of August 31, 2025, the Company had cash and cash equivalents and short-term investments on hand of approximately $34.9 million and working capital of approximately $35.3 million. See “Risk Factors — Negative Operating Cash Flow”.
PLAN OF DISTRIBUTION
The Company may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and issue up to an aggregate of US$150,000,000 in Securities hereunder.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers, and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. The Company may elect to list any of the Securities on one or more exchanges, but unless otherwise specified in the applicable Prospectus Supplement, the Company shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors”.
This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the United States or to, or for the account or benefit of, a U.S. person, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities in the United States.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to a purchaser who is a non-resident of Canada or to a purchaser who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder.

RISK FACTORS
Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the AIF and MD&A under the heading “Risk Factors”. See “Documents Incorporated by Reference”.
No Assurance of Active or Liquid Market
No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance, and future prospects.
There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.
Public Markets and Share Prices
The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange regardless of the operating performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange. There can be no assurance of the price at which the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange will trade.
Use of the Net Proceeds from an Offering
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares, or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.
Negative Operating Cash Flow
To date, the Company has had negative cash flow from operating activities. As of August 31, 2025, the Company had cash and cash equivalents and short term investments on hand of approximately $34.9 million and working capital of approximately $35.3 million. Although the Company anticipates it will have positive cash flow from operating activities in future periods, it expects it will require additional working capital to fund operating activities. To the extent that the Company has negative cash flow in any future period, certain or all of the net proceeds from any future offering may be used to fund such negative cash flow from operating activities. Accordingly, the Company expects its primary use of the net proceeds of any future offering of Securities and its other available cash will be to fund its operating activities. The Company expects to require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict the Company’s ability to pursue its business objectives. The Company has historically financed its working capital requirements primarily through equity financings. While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain additional financing or that such financing will be available on reasonable terms.
Additional Issuances and Dilution
The Company may issue and sell additional securities of the Company to finance its operations. The Company cannot predict the size or type of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of the Company issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.
No Dividends have been paid on the Common Shares
The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained, and certain conditions are met.
Enforcement of Judgments Against Foreign Persons may not be Possible
Canadian investors should be aware that each of the non-resident members of the Board of Directors and management resides outside of Canada (“Non-Resident Persons”). While Non-Resident Directors have appointed an agent for service of process, it may be difficult for holders to effect service of process within Canada upon the Non-Resident Persons. All or a substantial portion of the assets of each of the Non-Resident Persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Non-Resident Persons in Canada or to enforce a judgment obtained in Canadian courts against the Non-Resident Persons outside of Canada.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
AUDITORS
The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulations.
The Company’s former auditors are MNP LLP, Chartered Professional Accountants, of Toronto, Ontario. MNP LLP has advised the Company that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct.
EXPERTS
Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Company by Mintz LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers, or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.
As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Mintz LLP beneficially own, directly or indirectly, less than 1% of the Company’s issued and outstanding securities.
AGENTS FOR SERVICE OF PROCESS IN CANADA
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada, and have appointed Satellos Bioscience Inc. (Address: Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, ON M5J 2J3) as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
PROMOTER
Frank Gleeson may be considered to be a “promoter” of the Company within the meaning of applicable Canadian securities laws (each, a “Promoter”). Mr. Gleeson, currently owns, or exercises control or direction over, 3,976,389 Common Shares representing approximately 2.15% of the issued and outstanding Common Shares on a non-diluted basis. Mr. Gleeson receives compensation from the Company for his services as Chief Executive Officer of the Company and has been granted 6,195,691 options pursuant to the Company’s stock option plan. The statement as to the number of Common Shares beneficially owned, or over which a Promoter exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been obtained from the System for Electronic Disclosure by Insiders.
No Promoter of the Company is, as at the date of this Prospectus, or has been within 10 years prior to the date of this Prospectus, a director, chief executive officer, or chief financial officer of any person or company, that:
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was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the Promoter was acting in such capacity; or

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was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the Promoter ceased to act in such capacity and which resulted from an event that occurred while the Promoter was acting in such capacity.
No Promoter of the Company is, as at the date of this Prospectus, or has been within the 10 years prior to the date of this Prospectus, a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
No Promoter of the Company has, within the 10 years prior to the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Promoter.
PURCHASERS’ STATUTORY RIGHTS AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.
In addition, original purchasers of convertible, exchangeable or exercisable Securities (other than an offering of Warrants where such Warrants may reasonably be regarded as incidental to the offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus.
In an offering of convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.